



06018554

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Consorcio Ara, S.A. de C.V.

*CURRENT ADDRESS Bosques de Ciruelos 160
Col. Bosques de Las Lomas
Mexico, D.F. 11700

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4380

FISCAL YEAR 12/31/05 ~~12/31/04~~

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ]

AR/S (ANNUAL REPORT) [X]

12G32BR (REINSTATEMENT) [ ]

SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY: mr

DAT : 11/16/06

CONSORCIO ARA

Annual Report

2005

12-21-05 82-04380
AR/S

RECEIVED



experience

strength


us
Consorcio ARA

As the most profitable corporation in the sector, we are a leading company in the housing development industry in Mexico.

During the last 29 years we have built more than 150,000 housing units, shopping centers, office buildings, urban infrastructure and equipment.

We have created 700,000 direct and indirect job positions.

Around 750,000 Mexicans are presently living in an ARA House.

Our offering includes multiple progressive, horizontal and vertical, entry-level housing units and plots with the necessary facilities in different parts of the country, as well as for the middle-income, residential and tourist segments, acquirable through a wide range of financing sources: we are integrally diversified.

Operating in 17 Mexican states, we have the largest and best located land bank in the housing sector.

Being the fifth concrete producer in the country, and the first concrete producer in the building industry, all our production is used for self-consumption. We also produce our own construction molds.

Our building processes benefit from scale economies.

By creating a urban and architectonic design which respects the environment and provides the best services, shopping centers and sporting areas, roads, schools, hospitals, parks, hydraulic, gas and energy underground networks, we build a lifestyle.

We developed Las Américas, a unique community with 13,000 houses and the fourth shopping center in the country.

San Buenaventura, our largest community has 22,000 houses.

We are the first company to offer a golf course inside a middle-residential housing development in Mexico.

By offering our products to Mexican workers in the United States, we lead across the borders with our marketing strategies.

The company's stocks are quoted in the Mexican Stock Market since 1996.

Based on our diversification strategy, we have an optimum risk-to-performance profile as well as a proven career of flexibility and adaptability to contingencies.

Our shareholders are backed by a profitable and solid company, highly experienced, intelligent and innovating which offers sustained dividends.

We are a social and environmental responsible company. Through ARA Foundation we pay back some of what the Mexican society has helped us build up.

presence

2006 expansion

Contacts

Jaime del Río
Investor Relations Director
jdelrio@ara.com.mx

Aarón Hernández
Investor Relations Manager
aaron@ara.com.mx


COTIZA EN
BOLSA MEXICANA DE VALORES
ARA


ESR
EMPRESA
SOCIALMENTE
RESPONSABLE

Corporate Offices
Bosques de Ciruelos 160
Col. Bosques de Las Lomas
México, D.F. 11700
(52.55) 5246.3100

www.consorcioara.com.mx

Editorial concept and design: Labris comunicación y diseño

Building today

sion

To develop houses and communities for the Mexican lifestyle, living places to be proud of.

To become the most reliable, profitable and innovating housing developer in Latin America.

vis

Heading towards 2010

Cover: Lomas de la Maestranza (Morelia, Michoacán)

Financial Results 2005

	2005	%	2004	%	Δ %
Units Sold	19,015.0	-	17,104.0	-	11.2
Revenues	6,773.4	100.0	5,970.2	100.0	13.5
Operating Profit	1,443.6	21.3	1,275.7	21.4	13.2
Consolidated Net Profit	1,094.5	16.2	1,047.1	17.5	4.5 *
Total Assets	9,712.0	100.0	8,711.4	100.0	11.5
Total Liabilities	2,959.9	100.0	2,772.9	100.0	6.7
Stockholder's Equity	6,752.1	100.0	5,938.5	100.0	13.7
Land Bank Investment	3,512.4	100.0	3,222.3	100.0	9.0
Profit per Share	35.7	100.0	30.8	100.0	15.9
EBITDA	1,525.4	22.5	1,353.5	22.7	12.7

* Non comparable because of the effect of IRS rates reduction into 2004.

ARA

We construct the future at home



Real de San Francisco
(Tijuana, Baja California)

2 0 0 5



Luis Felipe Ahumada Russek

Germán Ahumada Russek

adaptability

strength

During 2005 we worked with decision and enthusiasm. Our main objective has always been the development of housing communities under integrated and innovative solutions, which add value to the products we offer and improve the quality of life for the Mexican families. Our offerings include shopping centers, golf courses, high-quality infrastructure, and all the distinctive elements of what we call urban centers or city projects.

In order to achieve our goals, we have consolidated a technological platform which allows us a functional homologation and strategic integration, as well as planning and implementing world class state-of-the-art tools and practices; we have the right person in the right position to ensure efficiency and productivity. We improve the quality of our housing complexes and designs, and we expand to promote our products across the borders. Today, we build unprecedented urban communities in the Mexican housing industry. Moreover, during 2005 we developed the fourth largest shopping center in the country, Centro Las Américas, which serves more than 2 million people.

The housing development is very sensitive to economic, social and demographic changes. In 2005, conservative projections indicated the need for an estimated 4.3 million units, along with a large amount of mortgage and financing sources and interest rates ranging from 4 to 10%. The redefinition of programs by Infonavit, a growing participation by commercial banks and the arrival of Sofoles into house financing, as well as a sustained macroeconomic environment, financial markets stability, and a growing number of players, have created a hard, yet strong competitive segment.

All these factors require innovation, adaptability and flexibility from housing companies. Consorcio ARA does not only took this challenge but made the necessary changes in our operations in order to be more responsive, restructuring our sales function to serve potential customers needs through all the mortgage instruments available in the market.

We continue with the strategy that has turned us into a solid company, and allowed an optimal risk management based on the diversification of the geographical zones, where we have purchased land and applied our self-consuming supplies. Such products include the concrete and construction molds we produce using the state-of-the-art technology and environment-friendly approaches.

Our outstanding response capacity, adaptability and versatility in face of adverse conditions was tested in 2005 in two different occasions. The first one was the fluctuation in the price of steel throughout the world, which nevertheless meant no risk to our operations since we held middle and long-term agreements with our suppliers protecting us against future changes.

The second event took place in December when the natural disaster caused by Hurricane Wilma curbed the economic activities in Cancun and the Mayan Riviera. However, we were able to respond to these adversities, and accommodate our strategy to reactivate and even accelerate the recovery, which helped us to avoid any negative effects in our financial results during the last quarter and year 2005.

The same spirit guides our preparation for the political changes that will take place in 2006, as a result of the elections in July. We are sure that they will have a minimum or none impact on the company's performance, no matter what the final results may be.

We are a reliable company, continuously improving its profitability and efficiency processes, providing security and transparency to our customers, who purchase a house to build their future, and to our shareholders. They have given us the chance to offer better houses, and generate constant revenues today and in the future.

We are a company committed to society, and as a part of our projects ARA Foundation started operations in 2005 to pay back the confidence the Mexican society has placed on us.

On behalf of the company we recognize the efforts made by the Federal Government, the Comisión Nacional de Fomento a la Vivienda (Conafovi), the Sociedad Hipotecaria Federal (SHF), the Fondo para la Vivienda de los Trabajadores al Servicio del Estado (Fovissste) and the Instituto del Fondo Nacional de la Vivienda para los Trabajadores (Infonavit), Sofoles and banking institutions, who have enabled the continuous reactivation of the building industry. We thank all of them for their dynamism and our achievements.

On behalf of our human resources, the company's main asset, we thank our shareholders for believing in our capabilities, responsiveness, strength and expertise, in what we do and what we are.

Truly yours,

Germán Ahumada Russek
President of the Board

Luis Felipe Ahumada Russek
Vice-president of the Board



Rancho Las Palomas
(Metepec, Estado de México)



expansion

Our land bank in 2005	
Total surface	[illegible] million square feet
Equivalent to	[illegible] master plan
Estimation of future operation	[illegible] years

Land bank





Centro Las Américas
(Ecatepec, Estado de México)

Land Bank
(million square meters)

2002	2003	2004	2005
23.0	25.1	30.8	35.7

We are the most efficient and demanding land purchaser in the market. Thanks to our economic capacity we have an ample range of possibilities to acquire large pieces of land in carefully selected areas, properly located, based on value-added criteria for the productive chain of the company, and family value.

We purchase land in places where the economic activity is constant, contributing to the development of the country, where the social and demographic trends set a market need that must be satisfied. We only acquire land with a potential to build integral urban centers and where we can raise our customers' quality of life.

We are constantly locating and purchasing land. We own an essential amount of properties, and we are the first company in the housing sector to reach 384.3 million square feet of land, enough to build 146,943 units at master plan during the following five and half years. This land bank is located in the 22 Mexican cities that make a major contribution to the gross domestic product (GDP) in the country; we own land in 17 states and had on-going development projects in 14 Mexican States during 2005.

		Units	%
1	Valle de México	44,573	30.3
2	Quintana Roo	23,481	16.0
3	Jalisco	14,041	9.6
4	Toluca, Estado de México	16,751	11.4
5	Baja California	10,786	7.3
6	Nuevo León	9,013	6.1
7	Morelos	5,407	3.7
8	Puebla	4,184	2.8
9	Veracruz	4,501	3.0
10	Guanajuato	3,152	2.2
11	Querétaro	2,842	1.9
12	Sonora	2,822	1.9
13	Michoacán	1,835	1.3
14	Guerrero	1,676	1.1
15	Chihuahua	1,380	1.0
16	Distrito Federal	411	0.3
17	Sinaloa	48	0.0
18	Tabasco	40	0.0
	Total	146,943	100.0






5
12
15
17
6
10
11
3
4
13
14
16
7
8
9
18
2
expansion 2006

Household Units	Units as of December 31, 2005	%
Progressive	33,463	22.8
Entry level	91,274	62.1
Middle-income	13,948	9.5
Residential	8,258	5.6
Total	146,943	100.0





action

construction

Concrete, Machinery and Construction Molds (Comaci)
(Ecatepec, Estado de México)









Concrete, Machinery and Construction Molds

Every time we use a piece of land from our land bank to develop a new community, we also initiate a new production cycle. Each one is different from the previous one due to the specific physical features of the soil, but using the same processes contemplated in the different stages of our productive chain.

We are committed with the continuous enhancement of our processes and systems. We work under the "to become better" system, which sets up the guidelines to evaluate our daily progress, the correct use and application of raw materials and resources, cost control, and employing only certified personnel for a better production timing.









Concrete and Construction Molds	
Concrete acumulated since 1996	141.3 million cubic feet
Concrete producción 2005	20.5 million cubic feet
Construction Molds Inventory 2005	122,000 square meters

Based on our financial standing and integrated business vision, we own 659 tool, machinery and specialized equipment units. We also meet our own building requirements by producing 98% of the concrete, and 100% of the construction molds we consume to develop houses and urban equipment. Today we are the fifth largest national concrete producer and the first concrete and construction mold producer among housing companies.

Using our own machinery and tools, as well as producing our own supplies, we are able to achieve a lower production cost, a better return, higher quality controls, larger efficiencies, as well as a production capacity that meets both the market demand and our sales program.

In 2005, we used an own technology for the simultaneous pouring of concrete to cast both walls and ceilings called "muro-loza". We estimate that 100% of our housing developments will incorporate this new technology by 2006, which provides a better quality and durability to our houses.

On the other hand, we have consistently invested in the development of systems, design and prototype standardization as part of a global enhancement strategy. Consequently, in 2005 the prototypes used were reduced from 100 to 25 under the construction and technology to improve quality and reduce costs premise.

Household Units	Building standard in days as of December. 2005
Progressive and entry-level	30 - 35
Middle income	40 - 45
Residential	40 - 45
Residential plus / tourist	150 - 180



San Buenaventura
(Ixtapaluca, Estado de México)

Products, Infrastructure and Urban Equipment in 2005		
Building	10,826,782	sq ft
Drinking water	391,007	feet
Sewage	802,595	feet
Steel used	16,365	ton
Netting	35,972,556	sq ft
Windows placed	119,448	
Urbanization	7,933	sq ft
Sidewalks	2,012,851	sq ft
Fittings	610,236	feet

Urban Equipment and Infrastructure

We build a lifestyle, environment with all the necessary services and facilities to provide our customers an added value, in locations where they and their families can grow and be proud to live. We build first-quality urban infrastructure: electric power networks, wells and underground drinking water systems, water towers, bridges, wastewater split pits, access roads, parks, community gardens, as well as educational, health and entertainment facilities such as sporting areas, shopping centers, markets, schools, hospitals and healthcare units.





We are always innovating our infrastructure designs, including rainwater regulating tanks with swallow holes, wastewater treatment plants, regularization ponds against flooding risk, and are pioneers in the installation of sewage plastic pipelines, achieving significant labor and cost savings, as well as reduced installation times.

With the introduction of quality urban equipment in all our projects, we continue to add value to our business. By building a full-service and friendly environment we raise the value of our housing units, while creating integrated communities providing an enhanced quality of life. Here our customers have a favorable living environment for their family development.

We want to make true the dream of thousands of Mexican families who wish to consolidate their future with us by acquiring an ARA house.



diversity

quality

Housing

We serve different market segments by offering a wide range of housing solutions. Following, we present a brief description of our key products in 2005.

Progressive

Average selling price	MX$ 166,500 / MX$ 210,000
Features	1 or 2 floors, 1 bedroom with growing capacity
Credit	Infonavit - low-cost housing loans for low-income families. Sociedad Hipotecaria Federal-Prosavi, state housing institutes

Entry-Level

Minimum/maximum price	MX$ 211,000 / MX$ 390,000
Features	2 or 3 bedrooms, one or two floors, with growing capacity
Credit	Infonavit - traditional loans and co-financing, Sociedad Hipotecaria Federal-Programa Profivi for appraisals from 55,000 to 104,500 UDIS, Fovissste

Middle Income

Minimum/maximum price	MX$ 391,000 / MX$ 999,000
Features	2 or 3 bedrooms, one or two floors with the growing capacity
Credit	Sociedad Hipotecaria Federal-Programa Profivi for appraisals from 104,500 to 500,000 UDIS, Sofoles with self-financing resources and banking mortgages

Colinas de San José
In Tlalnepantla, Estado de México, we started the construction of an urban center in 2005. The original project contemplates 60 apartment buildings, with an average of eight floors high, plus horizontal housing, parks, and shopping areas.





<

Las Manzanas
(Tlalnepantla, Estado de México)



<
Lomas del Ángel
(Puebla, Puebla)



Residential

Minimum/maximum price	MX$ 1'000,000 / MX$ 2'500,000
Features	3 bedrooms and TV room, security, private and social areas, club house in most cases
Credit	Sofoles with self-financing resources, banking mortgages and 12 months ARA credits







Quinta Coyuca (Cuernavaca, Morelos)

We have developed Quinta Coyuca in Cuernavaca, Morelos, in 2005. This urban housing complex has more than 236,806 square feet of green areas, and walking paths that harmonize with the local vegetation. It consists of villas and luxury apartments in a privileged area, with swimming pools, tennis and paddle courts, and excellent financial options.

Residential plus / resort

Price	from US$150,000 and above
Features	Villas and luxury apartments with first-class finishing and excellent location, large common areas, swimming pools, sport fields and gardens
Credit	Sofoles with self-financing resources, banking mortgages and 12- month ARA credits

Real Estate Developments with Golf Courses



Always innovating, we are pioneers within the residential housing segment. We are actually developing a real estate project that gives us access to a new market: it consists of a 7,000 yard golf course, with a club house and tennis courts, for a previously unavailable price in Mexico. We will soon replicate this project in other areas of the country.

Paraiso Country Club

Located in the surrounding area of Cuernavaca, Morelos, just an hour away from Mexico City, this new housing development will receive its first golf players in September, 2006. It was constructed on a 390-acre surface, with 800 condominium houses, 843 residential plots, and a major urban infrastructure, which includes streets, water recycling plants, electrical station, and a bridge over the Acapulco Highway for the main access.

innovation

success



Constantly innovating and growing, Consorcio ARA has been characterized by the development of high-quality housing communities. It has created a new commercial design with integrated services. This has been successfully performed by Promotora y Desarrolladora de Centros Comerciales (PDCC).

More than three years ago, Promotora y Desarrolladora de Centros Comerciales (PDCC) undersigned a 50-50% joint-venture agreement with O ´Connor Capital Partners (Fund O'Connor North America) for the development of shopping centers. During this period of time we have become one of the few mexican home builders to develop communities with numerous integrated services including schools, parks, urban infrastructure, as well as shopping centers, where well-known brands and departament stores offer a wide variety of goods and services. The shopping center also have entertainment areas with movie theater facilities, restaurants, cafeterias and playgrounds.





PDCC, offers within our housing developments, commercial services that improve the quality of life. Consequently, since 2000 PDCC began to assign commercial areas in our housing developments with the aim of satisfying these needs. At that time, this was a milestone in the history of the company and the mexican housing industry as a whole.

Later on, the company continued its commercial developments by designing larger service areas. The aim was to construct integrated housing developments with all the required services to provide an integral growth in the community and its surroundings. In the short run, these services have been translated into an outstanding added value for our customers and a substantial sales increase for our company.

PDCC helps to offer housing complexes with shopping centers, mainly Fashion Malls and Power Centers. Thanks to this well thought location and design, we have been able to provide a higher return on investment and to give an added value to the housing developments.



Centro San Miguel was the first shopping center with these features. The Center was constructed on a 16 acre surface, and has an actual area of 6.6 acres for rent with 52 stores offering different goods and services. Centro San Miguel is adjacent to four of our housing complexes: Cofradía San Miguel, Jardines de San Miguel, Rinconada San Miguel and Ex-Hacienda San Miguel, all of them located in Cuautitlán Izcalli, Estado de México. These four housing developments consist of 13,379 housing units and the people living there can easily make use of all the services, shops and entertainment activities that Centro San Miguel offers.



In November, 2005, we opened Centro Las Américas, the fourth largest shopping center in the Mexico city metropolitan area, and one of the most important in the country. This Center has a Fashion Mall and a Power Center, with a total area of 96.5 acres for rent, 140 high-quality retail shops and renown department stores, a large movie theater complex, restaurants, fast food court, entertainment and leisure areas, banks, a five stars hotel and 4,274 parking spaces to serve more than 2.5 million people living in Ecatepec, Estado de México, one of the largest developing and growing municipalities in the country.



Centro Las Américas was constructed in the eastern zone of Mexico City's metropolitan area. It has an investment of more than 825 million pesos and is located within our Las Americas housing development community. This complex comprises over 13,000 houses, with an outstanding infrastructure.

Centro Las Américas is a milestone in our company and in the history of the housing development industry in Mexico; this was a challenge that gave us the opportunity to open more and better options for our future performance in the real house development industry. We continue along this line looking for new horizons by developing similar projects in Tijuana, Puebla and Estado de México. The results obtained in Centro Las Américas allow us to state that Consorcio ARA and PDCC mean, today more than ever, technology, innovation and success. For this reason we will continue opening the path for the development and operation of shopping centers in Mexico.



Centro Las Américas
(Ecatepec, Estado de México)

Centro Las Américas	
Gross Leasing Area	96.5 acres
Total number of retail shops	140
Kind of shops	Fashion Mall & Power Center
Construction period	427 days
Parking spaces	4,274
Investment	825 million pesos
Permanent jobs	3,500
Indirect jobs	4,500
Population in the Ecatepec area	2.5 million people
Location	Av. Central & Av. Primero de Mayo, Ecatepec, Estado de México
Opening date	November 8th, 2005





Hacienda del Valle
(Toluca, Estado de México)

-garde


without borders



San Buenaventura
(Estado de México)

Units sold


15,815
16,020
17,104
19,015
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2002
2003
2004
2005

To gain strength, we need a good product. And the ARA houses are a good product. They offer quality in terms of construction, urban equipment and infrastructure; moreover, they are developed within innovating real estate programs created by our Marketing department, such as the large affordable entry level housing complexes, the golf courts for middle income segments, or the combination of condominium houses and apartments in a single development, both for medium and residential housing units.

Due to the sector's hard competition and the new elements required by the market needs, we defined an integrated marketing strategy to maintain our leadership position in the sale of real estate products, to offer creative and affordable credit programs with preferential terms, and to provide first class service and complete satisfaction to our customers.

For us, to market our houses means much more than just sell them.

The Marketing and Sales department identifies the market needs and make them real in order to be innovating and offer our customers the best product under the best conditions. The activities performed by this department represent one of the strongest pillars supporting our financial soundness.

The Marketing and Sales department does not only make possible that people make the decision of investing in one of our houses, it also concludes a cycle that starts by identifying the market needs, by the generation of new proposals, and the positioning of our brand and products through the correct managing of marketing and image. The cycle then continues with publicity and promotion in our points of sale within the housing developments and in other strategic locations, the assignment of housing units and the provision of post-sales services; then it starts all over again when one of our customers refers to us a new prospect.

Real del Valle
(Acolman, Estado de México)



We differentiate the market strategy by type of product and city. Our promotion and advertising activities include the distribution of printed material in the points-of-purchase, TV, radio and newspaper campaigns, mobile points-of purchase in shopping centers, trade shows and conventions, as well as advertisement and billboards in roads near our housing complexes. In addition, we have furnished sample houses and scale models in our sales cabins and mobile offices placed in every housing development.

The ARA Houses brand has a successful positioning: 83% of the market qualifies us as good or excellent in terms of quality and space; in this aspect, we have the highest ranking in the industry while our architectonic design has been qualified as attractive, a synonym of a better lifestyle.

Our sales force is made up by a group of highly trained and qualified people. They are independent and exclusive professionals, who market the houses individually or as a complete complex for groups of workers and unions, offering a wide variety of mortgage loans from the Sociedad Hipotecaria Federal, the Infonavit and Fovissste, the Sofoles or banking institutions.

We have made an important contribution to the achievements obtained by the 2000-2006 National Housing Plan.



Mortgage Financing Sources Available to Our Customers in 2005

	Units	Mix	Revenues in $	%
Progressive	4,504	23.7%	940.2	13.9
Entry-level	11,832	62.2%	3,869.1	57.1
Infonavit	4,651	24.4%	1,528.7	22.6
SHF	4,767	25.1%	1,563.2	23.1
Fovissste	2,414	12.7%	777.2	11.5
Middle -income	2,510	13.2%	1,565.0	23.1
Residential	169	0.9%	292.2	4.3
Plots	-	-	106.9	1.6
Total	19,015	100.0%	6,773.4	100.0


Residential 4.3
Middle income 23.1%
Plots 1.6%
Entry level 57.1%

Units mix 2005

We also have a very modern customer care center, it is a state-of-the-art service unit which operates as an extension of our sale points and service centers located in each development, providing support to them.

The Marketing department does not only help to meet the sales objectives, it also plays an active role in the strategic decision-making where we base our future development and house designs.





Las Américas
(Ecatepec, Estado de México)





We have gone beyond borders to offer Mexican workers in the United States the opportunity to acquire an asset in Mexico, for their families, for their retirement or as an investment, no matter what their migratory status is. We offer attractive sales plans, entry level and middle-income mortgage loans under preferential terms, in Mexican pesos, that can be operated from the place where they work. In order to service this market, in 2005 we established sales offices in New York and Chicago, and we are planning to expand to California and Texas, where the number of Mexican immigrants is constantly increasing.









Palma Real
(Veracruz, Veracruz)





ARA Foundation

responsibility



El Triunfo
(Veracruz, Veracruz)

We have a full and constant commitment with the Mexican Society. First, we do a great benefit to the country through the generation of employment: for almost three decades of existence we have generated more than 700,000 direct and indirect job positions.

In February 2005, we initiated consultations with the Mexican Philanthropy Center to be recognized as a socially responsible company, not only for our philanthropic activities, but also because we follow positive practices for the protection and respect of the environment. We also contribute to improve the quality of life of the Mexican families, and observe high ethical standards for professional development and corporate management, where respect, equality and recognition are our daily bread.



El Triunfo
(Veracruz, Veracruz)



fundara
FUNDACIÓN ARA

Health and Environment

Our commitment to health and environment is also one of our goals. We operate under the highest international standards, with environmentally safe programs, and carry over soil and water research studies wherever we work. We have implemented reforestation projects, such as the historical monuments of Loreto and Guadalupe in the State of Puebla, where we planted 49 acres of land as part of our ecological commitment. In addition, we contribute to the protection of the historical heritage in the entities where our presence is felt.

ARA Foundation

ARA Foundation is our social responsibility initiative aimed to the development of housing projects for those who have less. Under the mission of improving the quality of life in our community, ARA Foundation works to make housing units available to poor and physically disabled people, who have no access to mortgage credit support. Through ARA Foundation we give back a part of what the Mexican society has helped us building up.

ARA Foundation is part of a group of non-profit organizations selected by the Mexican Philanthropy Center to promote and support business responsibility. ARA Foundation observes the values of respect to other groups and people with whom it gets in touch, with integrity and loyalty in all its actions, and transparency in providing and delivering resources.

Although it was barely constituted in 2004, this year ARA Foundation started operations.

Proyects 2005

Veracruz State

Location	Veracruz
No. of houses	280
Housing development	expandable house footing
Addressed to	families with a total income equal to 2.5 minimum wages
ARA Foundation's contribution	work follow-up, real estate donation, family selection according to field studies and verification of data, house prototype, coordination and building
Land contribution	municipality of Veracruz
Additional contributions	Fonhapo
Beneficiary's contribution	$8 thousand pesos
Distinctive element	prototype design for physically disabled people
Progress as of December 31	80%



t r a n s p a r e n c y

decision

Administration Board

Germán Ahumada Russek
President

Luis Felipe Ahumada Russek
Vice-president

Germán Ahumada Russek
Director

Luis Felipe Ahumada Russek
Director

Germán Ahumada Alduncin
Director

Félix Gavito Marco
Director

Andrés Massieu Berlanga
Director

Godofredo Rojas Rayas
Director

Pedro Alonso Angulo
Director

Roberto Danel Díaz
Director

Luis Ramón Carazo Preciado
Director

Marcos Ramírez Miguel
Director

Jean Louis Guinchard
Director

José Antonio Aguilar Obregón
Alternate Consultant

Antonio Franck Cabrera
Alternate Director

Sacramento Soto Solís
Alternate Director

Lorenzo Lucas Sánchez
Alternate Director

Manuel Campos Spoor
Alternate Director

Miguel Ángel Rojas Reyes
Alternate Director

Ma. Cristina Hernández Trejo
Alternate Director

Manuel Gutiérrez García
Alternate Director

Eugenio Riveroll Picazo
Alternate Director

Ignacio Farías Campero
Alternate Director

Francisco Javier Lomelín Anaya
Alternate Director

Carlos Hernández Magallanes
Comissioner

Ricardo Maldonado Yañez
Secretary

Guillermo Delgado Herroz
Alternate Commissioner

Lorenza K. Langarica O'hea
Prosecretary












leadership





Germán Ahumada Russek
General Director
Housing Division

Luis Felipe Ahumada Russek
General Director
Construction and Development Division

José Antonio Aguilar Obregón
Sales Vice-president

Germán Ahumada Alduncin
General Coordinator

Sacramento Soto Solís
Administrative and Finance Director

Genaro Martínez Rodríguez
Construction Director

Patricio Gutiérrez Tomassi
Construction and Development Director

Arturo Hernández Stevens
Human Resources Director

Jaime del Río Castillo
Investor Relations Director

Fernando Calderón Nava
Technical Director

Vicente Naves Ramos
Operations Director

Alfonso López Maldonado
Director of Comaci (Concrete, Machinery and Construction Molds)

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Upward downward and left to right

e x p e r t i s e

Las Américas
(Ecatepec, Estado de México)



tegy



Ex Hacienda Santa Rosa (Monterrey, Nuevo León)

Our strategy focuses on increasing our share in the entry-level, middle-income and residential housing markets in several states of the Mexican Republic. To do so, we have optimized the institutionalization of our organization to keep a sustained growth, and reach a maximum profitability and transparency. We focus on results, replicating our business model through the company, training and human resources development. We make sure that all the levels of the organization rely on proper information, tools, methodologies and state-of-the-art technologies for an optimal decision-making process.

Technology

The ARAnet system reinforces the control and follow-up of operations, consolidating and delivering data for a proper decision-making, and improving time-to-market. Hyperion standardizes, automates and ensures the optimum quality of our processes, improving the financial and operational performance, and maintaining and leveraging the productivity at the building site.

Our ERP platform, called ControlARA, reinforces the geographic distribution of our operations, and drives cost and process controls in real time. It also provides operational information for local consulting, monitoring and decision making.

The support provided by these technological platforms in 2005, increased the profit margin of every project, our customer satisfaction, business efficiency, and sales force support. They also strengthen our supply chain, and the decision-making process is carried out in accordance with every operation, removing diversions and reducing our product direct costs.

A professional project management system was also implemented in 2005, to plan, organize, control, and execute every project, taking always into consideration the cost/benefit for time and resources. This method allows the optimization of the operational processes in every working area.

In August, 2005, we were awarded with the Mexico-Spain Quality Golden Laurel for our commitment and vision, as a company that meets its high quality standards, and has the best-qualified human resources in the housing industry.

For 28 years we have created a strong working team, by having the right people in the right positions. We have also implemented retention policies to keep the best people, developing the competencies and expertise required for our business, ensuring their professional and intellectual development, and encouraging a healthy working environment, including the best working conditions in the industry.

The ARA Training Center holds an ongoing training program to provide competitive advantages. In 2005, it oriented its strategies toward a dynamic, interactive and streamlined education on subjects such as leadership, communication, personal efficiency, planning and deployment, strategic thinking and change management. Introductory sessions were also provided to ensure a full understanding of our objectives. We also continue our training and certification programs for our sales force.









Real de San Francisco
(Tijuana, Baja California)





Hacienda Real del Caribe
(Cancún, Quintana Roo)

permanence

Mexico 9%
Europe 27%
United States 62%

Geographic identifiable float in 2005*

intelligence

In the last years we have shown a dynamic behavior, which has allowed us to grow with the highest profitability, as well as with the best levels of liquidity and financial solvency in the sector.

The right combination of elements in our business has driven our sustained growth. We are leaders in product quality and innovation. Our strategic alliances with world-class organizations have created synergies and a higher added value. We own a large land bank. We produce two essential products for housing and use them in our own projects. And we are constantly expanding and diversifying our business, opening new opportunities, and going across the borders.

We have always found the formula to make our business succeed, responding to the housing needs of the country based on two key elements: the demographic growth and the housing deficit.

We have an expert management team, who drives our efforts to get the best operating results, incorporating global practices, and advanced technologies to make our processes more efficient. We also have the best human support.

This combination makes of us a financially sound company, with a clear business purpose, and an excellent profitability record. For almost nine consecutive years the price of our shares has increased its value in 656.5%, i.e. 1.71 times the value of the IPC. In addition, from May, 2005, we have been the first public housing developer in Mexico to implement a dividend payment policy.

In 2005, the Backlog also reached 30,287 units, a 20% increase with respect to 2004. This represents enough resources to fund the selling of almost one-year future income, and another proof of our financial soundness.

*Based on the 59.5% of the identifiable float (159,903,874 shares)

Misión del Carmen
(Playa del Carmen, Quintana Roo)
>

From our first public offering in the Mexican Stock Market in September, 1996, we have met or exceeded our shareholders' expectations for 37 consecutive quarters. We also quote in ADR bonds level 1 in the New York Stock Exchange, and today we have stockholders not only in Mexico, but also in the United States and Europe.



Today, our shares are positioned as one of the better investment options. We are a highly ranking company in terms of securitization, and our stock is included in the Mexican Stock Exchange, the IPC, and the MSCI index.



We have always worked to be a secure, trustworthy company for our shareholders, making smart business decisions based on a long-term strategy. We have a commitment to our shareholders to provide continuous value. We keep the financial strength of our company, and increase it to serve as a guarantee. With no haste. We are a mature company that wants to last and excel. We are a profitable business. Our passion is to be, grow and stay.

We are Consorcio ARA.





>
Las Américas
(Ecatepec, Estado de México)



ness

In 2005, Consorcio ARA achieved a total income of $6,773.4 million pesos, representing a 13.5% actual annual growth. The progresiva-housing segment amounted to $940.2 million pesos, representing an outstanding increase of 149.3%. Income from the affordable entry-level segment reached the amount of $3,869.1 million pesos, showing a 3.7% increase compared to the previous year. Income originated from sales of middle-type houses was $1,565.0 million, 19.2% above the previous year. Moreover, sales of residential houses and plots resulted in $292.2 million and $106.9 million pesos income, respectively.

Gross profits amounted to $1,957.3 million pesos, accounting for a 12.8% increase compared to the previous year and reaching a 28.9% margin. This is the result of the corporation's continuous effort to seek the most efficient alternatives for building and for controlling its cost and expenses.

Operative income amounted to $1,443.6 million pesos, representing a 13.2% growth, and a 21.3% margin.

EBITDA closed with $1,525.4 million pesos with a 22.5% margin, thanks to the corporation's constant efforts for generating the necessary cash flows.

Net profit amounted to $1,094.5 million pesos, representing a 4.5% increase that cannot be compared to the 2004 figures, as on that year the decrease of the income tax (IRS) rates was reflected. If such impact would have not been considered, the growth could have reached approximately 20%.

At the end of 2005, the corporation's net margin on income was of 16.2 %. This was the best margin in the housing sector in Mexico.

In addition, Consorcio ARA kept a sound financial position showing an outstanding capacity to generate the required cash flows, thanks to its efficient collection process and optimum inventory and installed capacity management. It is worth mentioning that at the end of 2005, the company showed an 11.5% increase in total assets, a 13.7% increase in stockholder's equity and only a 6.7% increase in total liabilities.


Units Sold
15,815 16,020 17,104 19,015
2002 2003 2004 2005
Revenues
4,731.5 5,242.1 5,970.2 6,773.4
2002 2003 2004 2005
Gross Profit
1,349.6 1,512.2 1,735.2 1,957.3
2002 2003 2004 2005
Net Profit
622.4 777.9 1,047.1 1,094.5
2002 2003 2004 2005
Land Bank
(million square meters)
23.0 25.1 30.8 35.7
2002 2003 2004 2005

Balance Sheet

	2005	2004
Short-term Assets	8,281.1	7,584.3
Fixed Assets	484.5	527.7
Total Assets	9,712.0	8,711.4
Short-term Liabilities	1,082.9	938.6
Long-term Liabilities	1,877.0	1,834.3
Total Liabilities	2,959.9	2,772.9
Shareholders' Equity	6,752.1	5,938.5

consolidation



Hacienda Las Palomas
(Guadalajara, Jalisco)

Independent Auditors' Report to the Board of Directors and Stockholders of Consorcio ARA, S.A. de C.V. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Consorcio ARA, S. A. de C. V. and Subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for the years then ended, all expressed in thousands of Mexican pesos of purchasing power of December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Consorcio ARA, S. A. de C. V. and Subsidiaries as of December 31, 2005 and 2004, and the results of their operations, changes in their stockholders' equity and changes in their financial position for the years then ended in conformity with accounting principles generally accepted in Mexico.

The accompanying consolidated financial statements have been translated into English for the convenience of users.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu

C. P. C. Mario Chavero González

March 17, 2006

Independent Auditors' Report and Consolidated Financial Statements 2005 and 2004

Consorcio ARA, S.A. de C.V. and Subsidiaries

Table of contents

Consolidated Balance Sheets

As of December 31, 2005 and 2004

(In thousands of Mexican pesos of purchasing power of December 31, 2005)

Assets	2005	2004
Current assets		
• Temporary investments and cash	$ 1,612,331	$ 1,267,880
• Trade accounts receivable – Net	2,149,262	1,418,567
• Due from equity method investees	2,244	36,837
• Inventories	4,434,560	4,774,650
• Other current assets	82,699	86,392
Total current assets	8,281,096	7,584,326
Note receivable from equity method investee	160,047	109,551
Land held for future development	748,688	451,543
Employee retirement obligations' intangible asset	10,477	1,389
Investments in equity method investees	27,239	36,946
Property, machinery and equipment – Net	484,479	527,673
Total	$ 9,712,026	$ 8,711,428
Liabilities and stockholders' equity		
Current liabilities		
• Notes payable to financial institutions	$ 25,000	$ -
• Trade accounts payable	441,623	275,786
• Accrued expenses and taxes, other than income taxes	299,595	253,383
• Advances from customers	265,566	334,320
• Income taxes payable	49,304	73,632
• Employee statutory profit sharing	1,780	1,472
Total current liabilities	1,082,868	938,593
Long-term trade accounts payable for land	32,149	51,977
Capital lease obligations	43,155	74,817
Employee retirement obligations	11,942	1,389
Other long-term liabilities	14,589	14,589
Deferred income taxes	1,775,211	1,691,583
Total liabilities	2,959,914	2,772,948
Commitments		
Stockholders' equity		
• Common stock	985,856	986,552
• Additional paid-in capital	525,922	525,922
• Reserve for acquisition of own stock	69,808	92,026
• Premium on sale of repurchased stock	22,352	21,438
• Retained earnings	6,334,191	5,388,759
• Insufficiency in restated stockholders' equity	(349,730)	(237,154)
• Cumulative initial effect of deferred income taxes	(861,628)	(861,628)
• Majority stockholders' equity	6,726,771	5,915,915
Minority stockholders' equity	25,341	22,565
Total stockholders' equity	6,752,112	5,938,480
Total	$ 9,712,026	$ 8,711,428

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

For the years ended December 31, 2005 and 2004

(In thousands of Mexican pesos of purchasing power of December 31, 2005, except share amounts)

	2005	2004
Revenues	$ 6,773,389	$ 5,970,194
Costs	4,816,077	4,235,043
Gross profit	1,957,312	1,735,151
General and administrative expenses	513,756	459,448
Income from operations	1,443,556	1,275,703
Other income - Net	20,908	3,543
Net comprehensive financing income (cost):		
- Interest expense	(52,503)	(79,871)
- Interest income	115,624	71,314
- Monetary position loss	(24,685)	(24,891)
- Exchange gain	3,017	3,656
	41,453	(29,792)
Equity in earnings of equity method investees	3,942	22,010
Income before income taxes and employee statutory profit sharing	1,509,859	1,271,464
Income tax expense	413,695	222,969
Employee statutory profit sharing expense	1,637	1,397
Consolidated net income	$ 1,094,527	$ 1,047,098
Net income of majority stockholders	$ 1,089,980	$ 1,042,901
Net income of minority stockholders	4,547	4,197
Consolidated net income	$ 1,094,527	$ 1,047,098
Basic earnings per share	$ 3.32	$ 3.18
Weighted average number of shares outstanding	328,018,616	328,053,974

See accompanying notes to consolidated financial statements.

Consorcio ARA, S. A. de C. V. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

For the years ended December 31, 2005 and 2004

(In thousands of Mexican pesos of purchasing power of December 31, 2005, except share amounts)

	Common stock	Additional paid-in capital	Reserve for acquisition of own stock	Premium on sale of repurchased stock	Retained earnings	Insufficiency in restated stockholders' equity	Cumulative initial effect of deferred income tax	Minority stockholders' equity	Stockholders' equity
Balances as of, January 1, 2004	$ 985,999	$525,922	$ 81,279	$ 20,449	$ 4,345,858	$(162,539)	$(861,628)	$ 18,641	$4,953,981
Sale of repurchased stock – Net	553	-	10,747	989	-	-	-	-	12,289
Net comprehensive income	-	-	-	-	1,042,901	(74,615)	-	3,924	972,210
Balances as of, December 31, 2004	986,552	525,922	92,026	21,438	5,388,759	(237,154)	(861,628)	22,565	5,938,480
Sale of own stock – Net	(696)	-	(22,218)	914	-	-	-	-	(22,000)
Dividends - $0.43 pesos per share	-	-	-	-	(144,548)	-	-	-	(144,548)
Net comprehensive income	-	-	-	-	1,089,980	(112,576)	-	2,776	980,180
Balances as of, December 31, 2005	$ 985,856	$525,922	$ 69,808	$ 22,352	$6,334,191	$(349,730)	$(861,628)	$ 25,341	$6,752,112

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Financial Position

For the years ended December 31, 2005 and 2004

(In thousands of Mexican pesos of purchasing power of December 31, 2005)

	2005	2004
Operating activities		
• Consolidated net income	$ 1,094,527	$ 1,047,098
- Items that did not require (generate) resources:		
- Depreciation	82,118	77,810
- Deferred income taxes	83,628	(29,798)
- Employee retirement obligations	1,465	-
- Equity in income of equity method investees	(3,942)	(22,010)
	1,257,796	1,073,100
• Changes in operating assets and liabilities:		
- (Increase) decrease in:		
- Trade accounts receivable – Net	(730,695)	(37,576)
- Due from equity method investees	29,382	(14,738)
- Inventories and land held for future development	(71,402)	(862,203)
- Other current assets	3,693	9,190
• Increase (decrease) in:		
- Trade accounts payable	146,009	132,138
- Accrued expenses and taxes, other than income taxes	41,609	45,391
- Advances from customers	(68,754)	22,269
- Income taxes payable	(24,328)	38,176
- Employee statutory profit sharing payable	308	169
Net resources generated by operating activities	583,618	405,916
Financing activities		
• Notes payable to financial institutions	1,160,000	723,310
• Proceeds from capital lease obligations	14,383	46,158
• Repayment of notes payable to financial institutions	(1,135,000)	(23,310)
• Repayments of capital lease obligations	(41,442)	(41,575)
• Dividends paid	(144,548)	-
• Change in reserve for acquisition of own stock	(22,000)	12,289
Net resources (used in) generated by financing activities:	(168,607)	16,872
Investing activities		
• Property, machinery and equipment	(38,924)	(93,047)
• Notes receivable from equity method investee	(77,608)	(33,738)
• Collection of notes receivable from equity method investee	32,323	-
• Distributions from investment in subsidiary and corporate trust	13,649	(5,583)
Net resources used in investing activities	(70,560)	(132,368)
Temporary investments and cash		
• Net increase	344,451	290,420
• Balance at beginning of year	1,267,880	977,460
Balance at end of year	$ 1,612,331	$ 1,267,880

See accompanying notes to consolidated financial statements.

(In thousands of Mexican pesos of purchasing power of December 31, 2005, except share amounts)

1. NATURE OF BUSINESS

Consorcio ARA, S. A. de C. V. ("ARA") and subsidiaries (collectively, the "Company") design, develop, construct and market affordable entry-level, middle-income and residential housing developments and also operate as a contractor for parties that are not associated with the Company in the construction, promotion and marketing of commercial and industrial developments. In addition the Company rents mini-supermarkets to customers under operating leases.

The Company hires the services of subcontractors in order to construct its housing developments. The terms of such hiring include the subcontractors obligations to fulfill by themselves or third parties the construction commitments in accordance with technical requirements set by the Company.

2. BASIS OF PRESENTATION

a. Explanation for translation into English

The accompanying consolidated financial statements have been translated from Spanish into English for use outside of Mexico. These consolidated financial statements are presented on the basis of accounting principles generally accepted in Mexico (MEX GAAP). Certain accounting practices applied by the Company that conform with MEX GAAP may not conform with accounting principles generally accepted in the country of use.

b. Consolidation of financial statements

The consolidated financial statements include those of ARA and its subsidiaries. ARA's ownership interest in its subsidiaries at December 31, 2005 is shown below. Intercompany balances and transactions have been eliminated in these consolidated financial statements

Group or Subsidiaries	Ownership Percentage
Consorcio de Ingeniería Integral, S. A. de C. V. (CIISA)	99.6%
Proyectos Urbanos Ecológicos, S. A. de C. V. (PUESA)	99.9%
Constructora y Urbanizadora ARA, S. A. de C. V. (CUARA)	99.9%
Inmobiliaria ACRE, S. A. de C. V. (ACRE)	99.1%
Asesoría Técnica y Administrativa GAVI, S. A. de C. V. (GAVI)	99.9%
Comercialización y Ventas, S. A. (COVENSA)	98.0%
Promotora y Desarrolladora de Centros Comerciales, S. A. de C. V. (PDCC) (1)	99.9%
Desarrollos Inmobiliarios Turísticos ARA, S. A. de C. V. (DITA) (2)	100.0%
Consorcio ARA, LLC (3)	100.0%

(1) As part of the Company's overall development plan, the Company created PDCC, who formed three 99.9% owned subsidiaries, Operadora de Unicentros y Locales Comerciales, S. A. de C. V., Complejo de Comercio las Américas, S. A. de C. V. and Complejo Comercial Ecatepec, S. de R. L. These entities are dedicated to renting commercial facilities and mini-supermarkets.

(2) On July 7, 2004, the Company established DITA (a development stage company), whose main purpose is the acquisition, selling, leasing, construction, marketing and management of timeshares and golf courses.

(3) On February 22, 2005, the Company established Consorcio ARA, LLC, with representative offices in New York and Chicago, USA. The main objective is the promotion and marketing of its housing in Mexico to Mexican citizens residing in the United States.

Investments in equity investees in which Company has significant influence, but does not have control are accounted for using the equity method, which includes cost plus the Company's equity in undistributed earnings, adjusted for the effects of inflation. The adjustment for the effects of inflation on equity is inherent in the equity method as the investee's financial statements are also prepared in accordance with Bulletin B-10.

c. Comprehensive income

Comprehensive income presented in the accompanying statement of changes in stockholders' equity represents the Company's total activity during each year, and is comprised of the net income of the year, plus other comprehensive income items of the same period which, in accordance with MEX GAAP are presented directly in stockholders' equity without affecting the consolidated statements of income. In 2005 and 2004, the other comprehensive loss item consist of the insufficiency in restated stockholders' equity and the net income of minority stockholders.

d. Reclassifications

Certain amounts in the consolidated financial statements as of and for the year ended December 31, 2004 have been reclassified in order to conform to the presentation of the consolidated financial statements as of and for the year ended December 31, 2005.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies followed by the Company are in conformity with MEX GAAP, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Although these estimates are based on management's best knowledge of current events, actual results may differ. The significant accounting policies of the Company are as follows

a. New accounting policy

Severance payments at the end of the work relationship - Effective January 1, 2005, the Company adopted the revised provisions to Bulletin D-3, "Labor Obligations", ("D-3") related to recognition of the liability for severance payments at the end of the work relationship for reasons other than restructuring, which is recorded using the projected unit credit method, based on calculations by independent actuaries. D-3 grants the option to immediately recognize, in current earnings, the resulting transition asset or liability, or to amortize it over the average remaining labor life of employees. Through December 31, 2004, severance payments were charged to results when the liability was determined to be payable. The accrued liability as of January 1, 2005 calculated by independent actuaries is $10,036. The Company chose to record such amount as a transition liability and a transition asset of the same amount.

b. Recognition of the effects of inflation

The Company restates its consolidated financial statements to Mexican peso purchasing power of the most recent balance sheet date presented. Accordingly, the consolidated financial statements of the prior year, that are presented for comparative purposes, have also been restated to Mexican pesos of the same purchasing power and, therefore, differ from those originally reported in the prior year. Recognition of the effects of inflation results mainly in inflationary gains or losses on nonmonetary and monetary items that are presented in the financial or losses on nonmonetary and monetary items that are presented in the financial statements under the following two line items:

Insufficiency in restated stockholders' equity

Insufficiency in restated stockholders' equity represents the accumulated monetary position result through the initial restatement of the consolidated financial statements and the increase in the restated value of land held for future development below inflation.

Monetary position loss

Monetary position result, which represents the erosion of purchasing power of monetary items caused by inflation, is calculated by applying the National Consumer Price Index ("NCPI") factors to monthly net monetary position. Losses result from maintaining a net monetary asset position.

c. **Financial instruments**

Upon acquisition, the Company classifies its investments in debt or equity financial instruments either for trading or available-for-sale. Trading and available-for-sale securities are stated at fair value. Fair value is determined considering quoted prices in recognized markets.

Trading securities are acquired with the purpose of realizing them in the short term; such instruments are highly liquid; fluctuations in value are recorded in current earnings.

The costs and yields of financial instruments are recognized in results of the period in which they accrue. Dividends from equity financial instruments are recognized in results of operations in the same period in which the fair value of the financial instrument is adjusted by such dividends.

d. **Inventories, land held for future development and cost**

1. Work in process and construction materials are valued at acquisition cost and are restated for the effects of inflation using an internal inflation index developed by the Company based on changes in prices of construction materials. The balance of work in process is estimated using the percentage-of-completion method. Cost is restated by applying the internal factor to the incurred work in process and materials according to the percentage-of-completion.
2. Land held for future development and real estate developments in progress are valued at acquisition cost and restated for inflation accounting purposes to replacement cost as determined by independent appraisers. Cost is restated by applying the percentage-of-completion to land restated to replacement cost.

e. **Property, machinery and equipment**

Property, machinery and equipment are initially recorded at acquisition cost and restated using the NCPI. Depreciation is calculated using the straight-line method based on the remaining useful lives of the related assets, as follows:

	Average years	
	2005	2004
Buildings	37	38
Machinery and equipment	8	9
Vehicles	3	4
Office furniture and fixtures	7	7

f. **Impairment of long-lived assets in use**

The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price upon disposal. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the products manufactured, competition and other legal and economic factors.

g. **Employee retirement obligations**

Seniority premiums and pension plans, and beginning in 2005, severance payments at the end of the work relationship, are recognized as costs over employee years of service and are calculated by independent actuaries using the projected unit credit method at net discount rates. Accordingly, the liability is being accrued which, at present value, will cover the obligation from benefits projected to the estimated retirement date of the Company's employees. Through December 31, 2004, severance payments at the end of the work relationship were charged to results when the liability was determined to be payable.

h. **Revenue and cost recognition**

The Company uses the percentage-of-completion method to recognize revenues and costs derived from its activities as a developer and as a contractor. Expected revenues represented by housing sales prices are multiplied by the percentage of completion. The percentage of completion is multiplied by the expected costs from each development. The difference between revenues and costs obtained in this manner is the accrued gross result. Revenues and costs recognized in prior years are then deducted from the result obtained to determine revenues and costs of the period in the statement of income. The Company begins applying the percentage of completion method to cost and revenues arising from its activities as a housing developer when the following conditions have been met:

- The home buyer has made the required down payment;
- The home buyer has signed the purchase/sales contract; and
- The home buyer has filed all pertinent official documentation required to obtain a loan and (i) in the case of sales funded by the INFONAVIT and by the Housing Fund of the Government Workers Social Security and Services Institute (FOVISSSTE), the buyer obtains the minimum approval rating required; (ii) the home buyer has obtained from the bank and/or the Federal Mortgage Society (SHF) approval of its loan for housing purchases; (iii) (a) when a buyer acquires the land from the Company, first a deed is issued and (b) a loan is secured from a bank to build the house, and the bank begins to make prepayments to the Company, based on the progress made, and; (iv) Co-financing INFONAVIT, clients obtain revenues from 7 to 10.9 monthly minimum salaries, qualify and present the necessary official documentation to obtain a credit from INFONAVIT together with a Sofol (Financial limited purpose society) and/or a bank.

The Company applies the percentage-of-completion method to costs and revenues generated by its activities as a contractor upon commencement of such activities under the relevant contract.

Contract costs include all direct material and labor costs and those indirect costs related to the development of the project, such as indirect labor, supplies, tools, repairs and depreciation costs. General and administrative costs are charged to results when incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

Operating lease revenue is recognized on a straight-line basis over the life of the lease agreement. Costs are recognized as incurred. (See Notes 17 and 21).

i. **Income taxes, tax on assets and employee statutory profit sharing**

Income taxes (ISR) and employee statutory profit sharing (PTU) are recorded in results of the year in which they are incurred. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assetsand liabilities plus any future benefits from tax loss carryforwards. Deferred ISR assets are reduced by any benefits aboutwhich there is uncertainty as to their realizability. Deferred PTU is derived from temporary differences between the accounting result and income for PTU purposes and is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

The tax on assets paid (IMPAC) that is expected to be recoverable is recorded as an advance payment of ISR and is presented in the balance sheet decreasing the deferred ISR liability.

j. **Foreign currency balances and transactions**

Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing income (cost) in the consolidated statements of income.

k. **Earnings per share**

Basic earnings per common share is calculated by dividing majority net income by the weighted average number of shares outstanding during the year.

4. TEMPORARY INVESTMENTS AND CASH

	2005	2004
Temporary investments (1)	$ 1,465,208	$ 1,215,839
Cash	147,123	52,041
	$ 1,612,331	$ 1,267,880

(1) As of December 31, 2004, includes $26,803 represented by Certificados Bursátiles de Indemnización Carretera Segregables ("CBICS"), issued by Banco Nacional de Obras y Servicios Públicos, S. N. C. This investment bore an annual interest of 4%. The Company had originally intended to hold these financial instruments to maturity. During 2005, the Company decided to sell these financial instruments, generating a gain of $2,140 which was recorded in the net comprehensive financing income

5. TRADE ACCOUNTS RECEIVABLE

	2005	2004
As developer		
Unbilled revenues on developments in progress	$ 1,750,598	$ 1,154,972
Billed revenues	418,150	275,333
Receivables from lessees	216	350
As contractor		
Billings on contracts	277	4,697
	2,169,241	1,435,352
Allowance for doubtful accounts	(2,589)	(3,687)
Allowance for contract cancellations	(17,390)	(13,098)
	$ 2,149,262	$ 1,418,567

Unbilled revenues on development in progress according to type of mortgage lenders are as follows:

	2005	2004
INFONAVIT	$ 846,647	$ 810,522
SHF, FOVISSSTE and commercial banks	903,951	344,450
	$ 1,750,598	$ 1,154,972

6. INVENTORIES AND LAND HELD FOR FUTURE DEVELOPMENT

a. Inventories are as follows:

	2005	2004
Work in process	$ 1,416,168	$ 1,703,895
Developments in progress	1,485,311	1,508,813
Land held for future development	1,278,380	1,261,978
Construction materials	123,410	124,403
Advances to suppliers	131,291	175,561
	$ 4,434,560	$ 4,774,650

b. The Company's policy is to locate and acquire land each year, classifying land currently being developed or land planned to be developed within the next year as a part of current assets, and classifying all remaining land within noncurrent assets.

c. As of December 31, 2005, the Company acquired plots of land. The transfer of title will occur after full payment and compliance with certain conditions precedent.

Acquisition date	Acquisition cost of land	Amount due in thousands of Mexican pesos	Equivalent amount due in thousands of U.S. dollars
December 2004 (1)	$ 140,995	$ 66,678	6,270
December 2004	138,809	16,000	-
April 2005	67,575	25,275	2,377
November 2005	35,896	17,948	-
December 2005	122,577	56,692	5,331
	$ 505,852	$ 182,593	13,978

(1) The amount due is secured by mortgage of the land

d. The long-term trade accounts payable due as of December 31, 2005 and 2004 are $32,149 and $51,977, respectively.

7. OTHER CURRENT ASSETS

	2005	2004
Other accounts receivable	$ 27,293	$ 22,811
Recoverable taxes, primarily value-added tax, ISR and IMPAC	21,038	26,360
Advance payments	17,748	11,284
Security deposits	16,620	25,937
	$ 82,699	$ 86,392

8. INVESTMENTS IN EQUITY METHOD INVESTEES

A summary of the Company's investments accounted for by the equity method is as follows:

Related party	% of ownership	Interest		Equity in earnings of equity method investees	
		2005	2004	2005	2004
Centro San Miguel, S. de R. L. ("CSM") (1)(2)	50.00	$ 3,992	$ 6,487	$ (3,330)	$ (2,864)
Centro Regional las Américas S. de R. L. (1)(2) ("CRAS")	50.00	17,289	24,879	6,706	24,874
Habitania Montes de Oca, S. A. de C. V. (3) (Unaudited)	33.33	5,958	5,580	566	-
		$ 27,239	$ 36,946	$ 3,942	$ 22,010

(1) The main objective of this investment is the construction and administration of all types of commercial real estate including shopping malls.

(2) As of December 31, 2005, plot of land sales, interests and administrative services capitalized of $23,108, were eliminated.

(3) The Company has maintained this investment since September 9, 2004; the main objective of this investment is the construction of 44 apartments.

9. PROPERTY, MACHINERY AND EQUIPMENT

	2005	2004
Buildings	$ 64,437	$ 64,437
Rental properties	35,418	36,688
Machinery and equipment	497,654	491,373
Vehicles	54,166	58,097
Office furniture and fixtures	54,046	52,608
	705,721	703,373
Accumulated depreciation	(389,011)	(348,230)
	316,710	354,973
Land	30,645	30,645
Construction in progress	-	484
	347,355	386,102
Equipment acquired under capital lease		
• Machinery and equipment	140,384	131,105
• Vehicles	60,781	53,170
• Office furniture and fixtures	8,282	3,543
• Accumulated depreciation	(72,323)	(46,247)
	137,124	141,571
	$ 484,479	$ 527,673

10. DUE FROM EQUITY METHOD INVESTEES

	2005	2004
Note receivable from CSM (1)	$ 40,413	$ 87,530
Other accounts receivable from CRAS (2)	119,634	35,349
Other accounts receivable	-	23,509
	160,047	146,388
Less account receivable Short term	-	(36,837)
	$ 160,047	$ 109,551

(1) Such note receivable bears annual interest at 18% and matures on December 23, 2013 with payments of principal and accrued interest at the maturity date. On December 2, 2005, CUARA granted the rights and obligations of PDCC on this note.

(2) CRAS has executed an opening credit contract with PDCC for $230,000 and should dispose of the money before August 31, 2006. According to the new agreement the contract will mature in September 2014. As of December 31, 2005 and 2004, CRAS has made dispositions of $97,887 and $20,280, respectively. These credit dispositions bear an annual interest rate of 21%. CRAS hereby agrees to apply the loans to the development of the shopping mall "Las Américas" and its other commercial activities.

11. NOTES PAYABLE TO FINANCIAL INSTITUTIONS

The Company maintains uncommitted credit lines with financial institutions for $1,510,300.

During 2005, the Company disposed of their lines of credit an amount of $1,135,000, which were fully paid as of December 31, 2005.

As of December 31, 2005, the Company has a note payable of $25,000 bearing annual interest at 8.65%. This note was paid on January 12, 2006.

12. ACCRUED EXPENSES AND TAXES, OTHER THAN INCOME TAXES

	2005	2004
Taxes, other than of income taxes and tax on assets	$ 18,881	$ 13,856
Accrued expenses	161,760	127,623
Deposits from suppliers	74,644	72,197
	255,285	213,676
Current portion of capital finance leases obligations	44,310	39,707
	$ 299,595	$ 253,383

13. ADVANCES FROM CUSTOMERS

As of December 31, 2005 and 2004 the balance of advances from customers includes construction commitments of $15,637 and $76,614, respectively.

14. CAPITAL LEASE OBLIGATIONS

a. Capital lease obligations for equipment bear annual interest at rates ranging from 9.88% to 11.52% at December 31, 2005.

b. At December 31, 2005 and 2004, minimum rental commitments under capital leases are comprised of the following:

	2005	2004
Total minimum lease obligations	$ 87,465	$ 115,837
Interest on capital leases	-	(1,313)
Present value of obligations	87,465	114,524
Current portion of obligations	(44,310)	(39,707)
Long-term portion of capital lease obligations	$ 43,155	$ 74,817

Capital lease obligations, which have a purchase option at the end of the lease term mature as follows:

Year ending, December 31,	
2007	$ 29,613
2008	10,861
2009	2,681
	$ 43,155

15. EMPLOYEE RETIREMENT OBLIGATIONS

Net period cost for obligations resulting from the pension plan and seniority premiums was $11,613 and $3,878 in 2005 and 2004, respectively. The labor obligation balance at December 31, 2005 and 2004 was $11,942 and $1,389, respectively. For the liability as of December 31, 2005 and 2004, an intangible asset is recorded for $10,477 and $1,389, respectively. Other disclosures required under generally accepted accounting principles are not considered material.

16. STOCKHOLDERS' EQUITY

a. Stockholders' equity as of December 31, 2005 and 2004 is as follows:

	Number of shares	Historical amounts	Restatement effects of inflation	Stockholders' equity as of December 31, 2005
Stockholders' equity				
Common stock	327,623,174	$ 436,834	$ 549,022	$ 985,856
Additional paid-in capital		219,640	306,282	525,922
Reserve for acquisition of own stock		26,576	43,232	69,808
Premium on sale of repurchased stock	-	18,754	3,598	22,352
Retained earnings	-	5,836,320	497,871	6,334,191
Insufficiency in restated stockholders' equity	-	-	(349,730)	(349,730)
Cumulative initial effect of deferred income taxes	-	(634,037)	(227,591)	(861,628)
Minority stockholders' equity	-	24,866	475	25,341
Total	327,623,174	$5,928,953	$ 823,159	$ 6,752,112

	Number of shares	Historical amounts	Restatement effects of inflation	Stockholders' equity as of December 31, 2004
Stockholders' equity				
Common stock	328,143,174	$ 437,526	$ 549,026	$ 986,552
Additional paid-in capital		219,640	306,282	525,922
Reserve for acquisition of own stock		48,680	43,346	92,026
Premium on sale of repurchased stock		17,848	3,590	21,438
Retained earnings		4,886,786	501,973	5,388,759
Insufficiency in restated stockholders' equity		-	(237,154)	(237,154)
Cumulative initial effect of deferred income taxes		(634,037)	(227,591)	(861,628)
Minority stockholders' equity		20,317	2,248	22,565
Total	328,143,174	$4,996,760	$ 941,720	$ 5,938,480

b. Pursuant to a resolution of the general ordinary stockholders' meeting on April 22, 2002, authorization was granted to increase the reserve for the acquisition of Company stock to a maximum of 20% of the stated value of common stock under the terms of article 14 bis 3 fraction I of Values Market Law.

c. Capital stock consists of 328,211,874 ordinary shares, with no par value, no subscription limitations, fully subscribed and paid.

d. In 2005 and 2004, the Company purchased and sold its own stock resulting in a premium of $914 and $989 respectively.

At December 31, 2005, the Company held 588,700 repurchased shares. At December 31, 2005, the market value of the Company's shares was $45.01 per share.

e. Pursuant to a resolution of the general ordinary stockholders' meeting on April 21, 2005, the Company paid a dividend of $144,548 ($141,131 historical pesos), equivalent to $0.43 per share.

f. Retained earnings includes the statutory legal reserve. The General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value. The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2005 and 2004, the legal reserve was $197,228 and $194,760, respectively.

g. Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when the dividend is distributed. In 2005 and 2004, the ISR rate was 30% and 33%, respectively; it will decrease to 29% in 2006 and 28% in 2007 and thereafter. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment.

h. The contributed capital account generated individually by ARA, consolidated net tax income account and net reinvested tax income account, as of December 31, are:

	2005	2004
Contributed capital account	$ 1,309,479	$ 1,309,479
Net tax income account	1,325,275	731,228
Net reinvested tax income account	-	150,468
Total	$ 2,634,754	$ 2,191,175

17. RENTALS UNDER OPERATING LEASES

The monthly rental amounts are establish at the beginning of the contract and are increased annually by an inflation factor. The Company has leases that renew annually totaling approximately $9,736.

18. FOREIGN CURRENCY BALANCES AND TRANSACTIONS

a. At December 31, the foreign currency monetary position is as follows:

	2005	2004
Thousands of U.S. dollars		
Monetary assets	5,667	9,203
Monetary liabilities	(26,117)	(12,050)
Net monetary liability position	(20,450)	(2,847)
Equivalent in Mexican pesos	$ (217,588)	$ (32,801)

b. Transactions denominated in U.S. dollars were as follows:

	(In thousands of U.S. dollars) 2005	2004
Land purchases in Mexico	20,117	22,271
Equipment acquisitions	799	3,073

c. The exchange rates in effect at the dates of the balance sheets and of issuance of the consolidated financial statements were as follows:

	December 31,		March 17,
	2005	2004	2006
U.S. dollar	$ 10.64	$ 11.15	$ 10.68

19. RELATED PARTY TRANSACTIONS

Transactions carried out with the corporate trust in the ordinary course of business, were as follows:

	2005	2004
Revenue		
Land sales	$ 96,129	$ 121,787
Interest - net	$ 30,263	$ 14,704
Shopping mall management fees	$ 13,901	-
Administrative services income	$ 5,652	$ 960
Commissions	$ 3,653	-
Costs		
Land sales	$ 63,484	$ 82,814

20. INCOME TAX, TAX ON ASSETS AND EMPLOYEE STATUTORY PROFIT SHARING

In accordance with Mexican tax law, the Company is subject to ISR and IMPAC. ISR is computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position. On December 1, 2004 certain amendments to the ISR and IMPAC laws were enacted and were effective in 2005. The most significant amendments were as follows: a) the ISR rate was reduced to 30% in 2005 and will be further reduced to 29% in 2006 and 28% in 2007 and thereafter (the rate in 2004 was 33%); b) for income tax purposes, cost of sales is deducted instead of inventory purchases and related conversion costs; c) taxpayers had the ability to elect, in 2005, to ratably increase taxable income over a period from 4 to 12 years by the tax basis of inventories as of December 31, 2004 determined in conformity with the respective tax rules; when electing to amortize the tax basis of inventories into taxable income, any remaining tax balance of inventories that had not been deducted and any unamortized tax loss carryforwards were deducted from the tax basis of the December 31, 2004 inventory balance; as a consequence, cost of sales of such inventories were deducted; d) as of 2006, employee statutory profit sharing paid will be fully deductible; and e) bank liabilities and liabilities with foreign entities are included to determine the IMPAC taxable base.

IMPAC is calculated by applying 1.8% on the net average of the majority of restated assets less certain liabilities and is payable only to the extent that it exceeds ISR payable for the same period; any required payment of IMPAC is creditable against the excess of ISR over IMPAC of the following ten years.

a. ISR and PTU consist of the following:

	2005	2004
ISR		
Current	$ 275,732	$ 166,132
Deferred	194,680	254,173
Effect of reduction in statutory rate on deferred ISR	(45,322)	(199,039)
Change in valuation allowance for recoverable tax on asset paid	(11,395)	1,703
	$ 413,695	$ 222,969
PTU current	$ 1,637	$ 1,397

To determine deferred ISR at December 31, 2005, the Company applied the different tax rates that will be in effect beginning in 2006 to temporary differences according to their estimated dates of reversal. In addition, in accordance with tax regulations in effect as of 2005, the Company's management elected to amortize the tax inventory of $5,018,679 at December 31, 2004 into taxable income over a 11-year period beginning in 2005, based on inventory turnover. Accordingly, the initial effect of the new regulation of no longer deducting inventory purchases is deferred. The result derived from applying the different tax rates is shown in the income tax provision table above and in the rate reconciliation table below under the caption effect of reduction in statutory rate on deferred ISR.

For the years ended December 31, 2005 and 2004, certain subsidiaries used tax loss carryforwards of $16,534 and $10,520, respectively. The respective tax benefit for tax loss carryforwards was recorded as a decrease in the deferred income tax liability.

b. The effective ISR rate for fiscal 2005 differs from the statutory rate, although in a lower proportion than that of 2004, mainly due to permanent differences such as nondeductible expenses and the effects of inflation.

Reconciliation of the statutory ISR rate and the effective rate as a percentage of income before ISR and PTU for fiscal 2004 is shown below:

	2004
Statutory rate	33.00 %
Nondeductible expenses	2.22
Effects of inflation	(2.05)
Effect of reduction in statutory rate on deferred ISR	(15.63)
Effective rate	17.54%

c. At December 31 2005 and 2004, the main items comprising the liability balance of deferred ISR are as follows:

	2005	2004
Deferred ISR assets (liabilities)		
Inventories	$ (1,640,427)	$ (1,431,377)
Unbilled revenues on developments in progress	(219,276)	(346,507)
Property, machinery and equipment	(57,356)	(60,068)
Advances from customers	65,469	88,759
Allowance for doubtful accounts and contract cancellations	5,794	5,035
Other - Net	62,646	41,743
Deferred ISR from temporary differences	(1,783,150)	(1,702,415)
Effect of tax loss carryforwards	25,523	26,834
Recoverable tax on assets paid	14,740	16,979
	40,263	43,813
Valuation allowance for the deferred ISR (1)	(32,324)	(32,981)
Net long-term deferred ISR liability	$ (1,775,211)	$ (1,691,583)

(1) A net deferred income tax asset generated by ARA and PDCC was not recorded because there is not a high probability of recovery.

d. Tax loss carryforwards and recoverable IMPAC for which the deferred ISR asset and prepaid ISR, respectively, have been partially recognized can be recovered subject to certain conditions. Restated amounts as of December 31, 2005 and expiration dates are:

Year of expiration	Tax loss carryforwards	Recoverable IMPAC
2006	$ 10,820	$ -
2007	-	70
2008	-	177
2009	19,964	520
2010	-	2,826
2011	-	2,560
2012	1,957	2,135
2013	11,742	2,336
2014	30,178	2,566
2015	13,348	1,550
	$ 88,009	$ 14,740

21. INFORMATION BY INDUSTRY SEGMENT

The Company operates as a developer, contractor and a lessor solely in Mexico, as mentioned in Note 1. Some information on revenues and costs relative to these activities is as follows:

Revenues	2005	2004
As developer	$ 6,750,558	$ 5,936,684
As contractor	12,318	22,979
As lessor	10,513	10,531
	$ 6,773,389	$ 5,970,194
Costs		
As developer	$ 4,802,343	$ 4,213,827
As contractor	8,280	15,907
As lessor	5,454	5,309
	$ 4,816,077	$ 4,235,043

Revenues and costs by mortgage lender are as follows:

Revenues	2005	2004
INFONAVIT	$ 2,115,792	$ 2,254,297
SHF, FOVISSSTE and commercial banks	4,550,711	3,526,577
Commercial plots of land	84,055	155,810
	$ 6,750,558	$ 5,936,684
Costs		
INFONAVIT	$ 1,531,631	$ 1,617,988
SHF, FOVISSSTE and commercial banks	3,214,370	2,492,535
Commercial plots of land	56,342	103,304
	$ 4,802,343	$ 4,213,827

No material intersegment transactions were performed during the years ended December 31, 2005 and 2004.

22. COMMITMENTS

a. CIISA executed a construction contract in March 18, 2005, for the construction of a golf course in the city of Cuernavaca, State of Morelos. The total amount of the contract is 4,580 U.S. dollars (in thousands). As of December 31, 2005 advances of 2,039 U.S. dollars (in thousands) have been paid. The committed delivery date is May 1, 2006.

b. **Guarantee and management trust** - The Company executed a guarantee and management trust agreement to develop and market a residential housing complex containing 765 units, called Hacienda La Gloria in Carrillo Puerto, Querétaro. The trust is described as follows:

   Participants - The participants are Lacupuesco, S. A. de C. V. (Trustor and Beneficiary A) "Lacupuesco"; Promotora Comercial Diecinueve, S. A. de C. V. (Trustor and Beneficiary B) "PC19"; Constructora y Urbanizadora ARA, S. A. de C. V. (Trustor and Beneficiary C) "CUARA", and Grupo Financiero Santander Serfin (Trustee) "Santander".

   Contributions - The trust contributions of each participant are as follows: Lacupuesco contributes the Querétaro land, the approximate value is $13,385 ($13,148 historical pesos), CUARA contributes the develop cost and marketing cost of the residential housing complex and PC19 contributes the concession water right for the residential housing complex.

   Benefits - For the sale or transfer of the residential units, Lacupuesco receives 15% of the selling price and CUARA the remaining 85% of such price.

   Effective duration of contract - The contract will have an effective duration of 36 months computed as of the date the construction permit is obtained (December 23, 2003). If upon termination of the agreement term the residential complex has not been concluded, or there are still houses that have not been sold or transferred (because they are being constructed or because construction has not started), Lacupuesco will be entitled to extend the contract for another six months, or request settlement of the 15% agreed upon amount, based on the last sales price reported. As of December 31, 2005, 438 houses had been recorded by percentage of completion at a price of $656 per unit.

c. **Guarantee and management trust** - In October 2003, the Company executed a guarantee and management trust contract to develop and market a housing complex for Michoacan government's employees and shopping stores in Capula, Morelia. The development is divided into the ARA project and SARE project, a commercial area and free land. The principal characteristic of the trust are:

   Participant - The participants are Instituto de Vivienda del Estado de Michoacán de Ocampo (Trust or and Beneficiary A) "IVEMO"; Consorcio de Ingeniería Integral, S. A. de C. V. (Trustor and Beneficiary B) "CIISA"; FISARE, S. A. de C. V. (Trustor and Beneficiary and a Company subsidiary C) "FISARE" and Banco Azteca, S. A. (Trustee) "Banco Azteca".

   Contributions - The contributions to the trust of each participants are: IVEMO to contribute with Capula, Morelia land ("the land") and the concession of water rights, CIISA and SARE contribute each 50% of the development and internal works of the ARA and SARE projects, respectively.

   Benefits - For the sale or transfer of each housing unit in the ARA and SARE projects, IVEMO receives 8% of the selling price; CIISA and SARE the remaining 92% of such price in ARA and SARE projects, respectively.

   The commercial area and free land will be returned to IVEMO.

   Effective duration of contract - The contract term is based upon the length of time to completion. IVEMO will be able to retain partially or totally the contributed land if it is not under contract of sale to buyers and will pay the cost of infrastructural expenses to CIISA and SARE. As of December 31, 2005, 468 houses had been recorded by percentage of completion at a price of $ 259 per unit.

d. The mortgage commitment backlog is measured in terms of the number of homes for which the Company has received confirmation from mortgage providers that, once qualified homebuyers are located, mortgage financing will be made available. For the year ended December 31, 2005, the confirmations received by the Company are for the sale of 30,287 homes at an estimated sales value of $12,325,390.

e. The Company leases offices under an operating lease that is renewable annually. The rental expense was $13,394 and $10,565 for the years ended December 31, 2005 and 2004, respectively.

f. On August 18, 2004, CIISA executed a trust administration contract with a shopping mall and Banco J.P. Morgan, S.A. Institución de banca Múltiple, J.P. Morgan Grupo Financiero, Trust Division, transferring part of the plot of land known as "las Américas" on which the "las Américas shopping mall" was developed.

   CIISA or CRAS ("affiliated") are obligated to a) construct the shopping mall (except shop stockroom), including parking lot according to the executive project and b) the administration of the shopping mall.

g. **Property Transfer Trust** - On December 22, 2004, the Company executed a Property Transfer Trust contract to acquire real property located in Puebla.

   Parties - The parties of this contract are: Cemex México, S. A. de C. V. (Trustor A) "CEMEX", the Company (Trustor B), Banca Serfin, S. A., Institución de Banca Múltiple, Grupo Financiero Santander Serfin (Fiduciary) "Banca Serfin".

   Contributions - The trust property is composed as follows:

   - Ownership of real property consisting of 449,755 square meters located in Puebla and contributed by CEMEX, together with works and improvements performed by the Company.
   - Cash contributions obtained by Banca Serfin as compensation for the real property.
   - Plans, permits, authorizations, projects and other documentation related to the project to be implemented, which will be contributed by the Company to enable the performance of urbanization and housing development work.

   Obligation - The Company agrees to comply with the supply contracts executed with CEMEX. Furthermore, to ensure the authorization of the purchase-sale and delivery of the real property held in trust, construction and urbanization activities will utilize cement and other materials manufactured by CEMEX.

   Payment - At December 31, 2005, the payment amount assigned to the land is $244,667. At December 31, 2005, outstanding payments are as follows:

Year	Amount
2006	$ 105,558
2007	99,794
Total	$ 205,352

   Term - The contract will have a duration of four years as of the date on which the trust is formalized. Upon its conclusion, this period can be renewed by trustors through an agreement executed with the fiduciary.

h. On November 11, 2003 PDCC enter into a "Framework Agreement" with a third party, which establishes processes and procedures related to the investment in future construction projects and operation of malls.

i. The Company is party to various legal actions in the normal course of its business. According to the Company's legal advisors, it is not involved in or threatened by proceedings for which the Company believes it is not adequately insured or indemnified or which, if determined adversely, would have a material adverse effect on its financial position, results of operations or cash flows.

23. NEW ACCOUNTING PRINCIPLES

As of May 31, 2004, the Mexican Institute of Public Accountants ("IMCP") formally transferred the function of establishing and issuing financial reporting standards to the Mexican Board for Research and Development of Financial Reporting Standards ("CINIF"), consistent with the international trend of requiring this function be performed by an independent entity.

Accordingly, the task of issuing bulletins of MEX GAAP and circulars issued by the IMCP was transferred to CINIF, who subsequently renamed standards of MEX GAAP as "Normas de Información Financiera" (Financial Reporting Standards, or "NIFs"), and determined that NIFs encompass (i) new bulletins established under the new function; (ii) any interpretations issued thereon; (iii) any MEX GAAP bulletins that have not been amended, replaced or revoked by the new NIFs; and (iv) International Financial Reporting Standards ("IFRS") that are supplementary guidance to be used when MEX GAAP does not provide primary guidance.

One of the main objectives of CINIF is to achieve greater concurrence with IFRS. To this end, it started by reviewing the theoretical concepts contained in MEX GAAP and establishing a Conceptual Framework ("CF") to support the development of financial reporting standards and to serve as a reference in solving issues arising in the accounting practice. The CF is formed by eight financial reporting standards, which comprise the NIF-A series. The NIF-A series, together with NIF B-1, were issued on October 31, 2005. Their provisions are effective for years beginning January 1, 2006, superseding all existing MEX GAAP series A bulletins.

The new NIFs are as follows:

NIF A-1 Structure of Financial Reporting Standards
NIF A-2 Fundamental Principles
NIF A-3 Users' Needs and Financial Statement Objectives
NIF A-4 Qualitative Characteristics of Financial Statements
NIF A-5 Basic Elements of Financial Statements
NIF A-6 Recognition and Valuation
NIF A-7 Presentation and Disclosure
NIF A-8 Supplementary Standards to MEX GAAP
NIF B-1 Accounting Changes

The most significant changes established by these standards are as follows:

- In addition to the statement of changes in financial position, NIF A-3 includes the statement of cash flows, which should be issued when required by a particular standard.

- NIF A-5 includes a new classification for revenues and expenses: ordinary and extraordinary. Ordinary revenues and expenses are derived from transactions or events that are within the normal course of business or that are inherent in the entity's activities, whether frequent or not; extraordinary revenues and expenses refer to unusual transactions and events, whether frequent or not.

- NIF A-7 requires the presentation of comparative financial statements for at least the preceding period. Through December 31, 2004, the presentation of prior years' financial statements was optional. The financial statements must disclose the authorized date for their issuance, and the name(s) of the officer(s) or administrative body (ies) authorizing the related issuance.

- NIF B-1 establishes that changes in particular standards, reclassifications and correction of errors must be recognized retroactively. Consequently, basic financial statements presented on a comparative basis with the current year that might be affected by the change, must be adjusted as of the beginning of the earliest period presented.

At the date of issuance of these financial statements, the Company has not fully assessed the effects of adopting these new standards on its financial information.



This Consorcio ARA 2004 annual report may contain statements about future performance expectations from Consorcio ARA and its subsidiaries. These statement declarations reflect opinions based on information available at this time. The actual results are subject to future and uncertain events, which could cause a material impact over the actual performance of the company and its subsidiaries.


COTIZA EN
BOLSA MEXICANA DE VALORES

ARA


ESR
EMPRESA
SOCIALMENTE
RESPONSABLE

> Center fold, scenic view Las Américas






CONSORCIO
ARA


COTIZA EN
BOLSA MEXICANA DE VALORES
ARA


ESR
EMPRESA
SOCIALMENTE
RESPONSABLE

>
Página central, vista panorámica de Las Américas

23. NUEVOS PRONUNCIAMIENTOS CONTABLES

El 31 de mayo de 2004, el Instituto Mexicano de Contadores Públicos de México, A. C. ("IMCP") efectuó la entrega formal de la función de la emisión de normas de información financiera al Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A. C. ("CINIF"), en congruencia con la tendencia mundial de que dicha función la desarrolla un organismo independiente. Asimismo, los boletines de principios de contabilidad generalmente aceptados ("PCGA") y circulares emitidos por el IMCP, fueron transferidos al CINIF. El CINIF decidió renombrar los PCGA como Normas de Información Financiera (NIF), y definió que las NIF se conforman de las propias NIF y las Interpretaciones a las NIF que emita, de los boletines de PCGA que no hayan sido modificados, sustituidos o derogados por las nuevas NIF, así como por las Normas Internacionales de Información Financiera aplicables de manera supletoria.

El CINIF estableció como uno de sus objetivos fundamentales, avanzar hacia una mayor convergencia con las normas de información financiera a nivel internacional, por lo que inició sus trabajos con la revisión de los conceptos teóricos contenidos en los PCGA, y estableció el Marco Conceptual ("MC") destinado a servir como sustento para el desarrollo de normas de información financiera y como referencia en la solución de aspectos que surgen en la práctica contable. El MC está constituido por ocho normas de información financiera que integran la serie NIF-A; dicha serie, junto con la NIF B-1, fueron promulgadas el 31 de octubre 2005 y sus disposiciones entran en vigor para los ejercicios que inicien a partir del 1 de enero de 2006, y dejan sin efecto los boletines de la serie A de los PCGA. Las NIF que han sido promulgadas, son:

NIF A-1 Estructura de las Normas de Información Financiera.
NIF A-2 Postulados básicos.
NIF A-3 Necesidades de los usuarios y objetivos de los estados financieros.
NIF A-4 Características cualitativas de los estados financieros.
NIF A-5 Elementos básicos de los estados financieros.
NIF A-6 Reconocimiento y valuación.
NIF A-7 Presentación y revelación.
NIF A-8 Supletoriedad.
NIF B-1 Cambios contables.

Algunos de los principales cambios que establecen estas normas, son:

- La NIF A-3, incluye, en adición al estado de cambios en la situación financiera, el estado de flujo de efectivo el cual deberá emitirse cuando lo establezcan las normas particulares.

- La NIF A-5, incluye una nueva clasificación de ingresos y gastos, en ordinarios y no ordinarios. Los ordinarios se derivan de operaciones y eventos usuales, o sea, los que son propios del giro de la entidad, sean frecuentes o no; los no ordinarios corresponden a operaciones y eventos inusuales, sean frecuentes o no.

- NIF A-7, Presentación y revelación. Requiere que los estados financieros se presenten en forma comparativa, por lo menos con el periodo precedente. Hasta 2004, la presentación de los estados financieros de ejercicios anteriores, era optativa. Se requiere revelar en los estados financieros, la fecha autorizada para la emisión de los estados financieros y el o los nombres de funcionarios u órganos de la administración quienes autorizaron su emisión.

- La NIF B-1, establece que los cambios en normas particulares, reclasificaciones y correcciones de errores, deben reconocerse en forma retrospectiva, por lo que los estados financieros básicos que se presenten en forma comparativa con el periodo actual que sean afectados, deben ajustarse desde el inicio de periodo más antiguo que se presente.

A la fecha de emisión de estos estados financieros, la Compañía está en proceso de determinar los efectos de estas nuevas normas en su información financiera.

e. La Compañía arrienda oficinas donde realiza sus actividades administrativas y de venta. Los gastos por renta ascendieron a $13,394 en 2005 y $10,565 en 2004, los contratos de arrendamiento son renovables en forma anual.

f. CIISA celebró un contrato de fideicomiso traslativo de dominio y de administración el 18 de agosto de 2004 con una tienda departamental y Banco J. P. Morgan, S. A. Institución de Banca Múltiple, J. P. Morgan Grupo Financiero, División Fiduciario, mediante el cual se transmite una parte del terreno las Américas a la tienda departamental, en el que se desarrolló el Centro Comercial las Américas.

   Las obligaciones para CIISA o su afiliada Centro Regional las Américas, S. de R. L. son entre otras, a) la obligación llevar a cabo a su cargo y por su cuenta la construcción y mejoras del Centro Comercial (excepto la tienda departamental), su estacionamiento incluyendo el de la tienda departamental, de conformidad con el proyecto ejecutivo respectivo; b) en su momento operar el Centro Comercial (excepto por el Almacén de la tienda departamental).

g. **Fideicomiso Traslativo de Dominio** - El 22 de diciembre de 2004, la Compañía celebró un contrato de Fideicomiso Traslativo de Dominio para la adquisición de un inmueble ubicado en Puebla.

   Participantes - Los participantes son: Cemex México, S. A. de C. V. (Fideicomitente A) "CEMEX", la Compañía (Fideicomitente B) y Banca Serfin, S. A. Institución de Banca Múltiple, Grupo Financiero Santander Serfin (Fiduciario) "Banca Serfin".

   Aportaciones - El patrimonio del fideicomiso se constituye de la siguiente manera:

   — La propiedad de un inmueble de 449,755m2 ubicado en Puebla, aportado por CEMEX, así como aquellas obras y mejoras que realice la Compañía.

   — Aportaciones en efectivo que obtenga Banca Serfin por la indemnización del inmueble.

   — Los planos, permisos, autorizaciones, proyectos y demás documentos y autorizaciones relacionadas con el proyecto a realizar, que aporte la Compañía para efectuar las obras de urbanización y construcción del desarrollo habitacional.

   Obligaciones - La Compañía se obliga a cumplir con los contratos de suministro firmados con CEMEX, y para efecto de que sea autorizada la compra-venta y entrega de posesión de los inmuebles fideicomitidos, la construcción y urbanización la realizará con el cemento, y otros materiales, de CEMEX.

   Contraprestación - El monto de la contraprestación asignado al inmueble al 31 de diciembre de 2005 es de $244,667. Los pagos pendientes al 31 de diciembre de 2005 son:

Año	Importe
2006	$ 105.558
2007	99,794
Total	$ 205,352

   Vigencia - El contrato tendrá una vigencia de cuatro años contados a partir de la fecha de formalización del Fideicomiso. Al concluir el plazo, puede renovarse por los fideicomitentes mediante la suscripción de un convenio con el fiduciario.

h. PDCC celebró un contrato denominado "Framework Agreement" en el que se establecen los lineamientos a seguir para llevar a cabo coinversión en futuros proyectos de construcción y operación de centros comerciales.

i. La Compañía tiene litigios derivados del curso normal de sus operaciones los cuales en la opinión de la Compañía y sus asesores legales no afectarán en forma importante la situación financiera y el resultados de las operaciones, por lo tanto, no ha creado una reserva para cubrir dichas contingencias.

22. COMPROMISOS

a. CIISA celebró un contrato de obra a precio alzado el 18 de marzo de 2005, para la construcción de un campo de Golf en la ciudad de Cuernavaca, Estado de Morelos. El monto total del contrato es de 4,580 miles de dólares americanos, por los que se han pagado estimaciones por 2,039 miles de dólares americanos. La fecha compromiso de entrega es el 1 de mayo de 2006.

b. **Fideicomiso de Garantía y Administración** - La Compañía llevó a cabo un contrato de Fideicomiso de Garantía y Administración para el desarrollo y comercialización de un conjunto habitacional de 765 casas habitación denominado Hacienda la Gloria en Carrillo Puerto, Querétaro. Las principales características del Fideicomiso son:

   Participantes - Los participantes son: Lacupuesco, S. A. de C. V. (Fideicomitente y Fideicomisaria A) "Lacupuesco"; Promotora Comercial Diecinueve, S. A. de C. V. (Fideicomitente y Fideicomisaria B) "PC19"; Constructora y Urbanizadora ARA, S. A. de C. V. (Fideicomitente y Fideicomisaria C) "CUARA" y Grupo Financiero Santander Serfín (Fiduciaria) "Santander".

   Aportaciones - Las aportaciones al fideicomiso de cada uno de los participantes son como sigue: Lacupuesco aporta el terreno en Querétaro con un valor de $13,585 ($13,148 pesos históricos), CUARA aporta la construcción y comercialización del conjunto habitacional con recursos propios, y PC19 aporta el título de concesión de los derechos de agua.

   Contraprestación - Por la venta o transmisión de las unidades habitacionales Lacupuesco recibe 15% y CUARA el 85% sobre el precio de venta.

   Vigencia - El contrato tendrá una vigencia 36 meses contados a partir de la fecha de obtención de la licencia de construcción (23 de diciembre de 2003). En caso de que al término de este plazo no se haya concluido el conjunto habitacional, o todavía hubiere casas que no se hayan vendido o transmitido (por estar en proceso de construcción o bien porque ni siquiera se haya iniciado la construcción), Lacupuesco tendrá la facultad de prorrogar el contrato por 6 meses más, o bien, solicitar la liquidación del 15% pactado de acuerdo al último precio de venta reportado. Al 31 de diciembre de 2005 se han registrado por porciento de avance de obra ejecutada 438 casas por un importe de $656 por vivienda.

c. **Fideicomiso de Garantía y Administración** - En octubre de 2003, la Compañía llevó a cabo un contrato de Fideicomiso de Garantía y Administración para el desarrollo y comercialización de un conjunto habitacional destinado a los trabajadores del Gobierno del Estado de Michoacán y de locales comerciales en Capula, Morelia. El desarrollo se divide en el proyecto ARA, el proyecto SARE, un Área Comercial Básica, un Área Comercial y Tierra Breña. Las principales características del Fideicomiso son:

   Participantes - Los participantes son: Instituto de Vivienda del Estado de Michoacán de Ocampo (Fideicomitente y Fideicomisaria A) "IVEMO"; Consorcio de Ingeniería Integral, S. A. de C. V. (Fideicomitente y Fideicomisaria B) "CIISA"; FISARE, S. A. de C. V. (Fideicomitente y Fideicomisaria C) "FISARE" y Banco Azteca, S. A. (Fiduciaria) "Banco Azteca".

   Aportaciones - Las aportaciones al fideicomiso de cada uno de los participantes son como sigue: IVEMO aporta el terreno en Capula, Morelia (el "inmueble") y la concesión de los derechos de agua, CIISA y SARE aportan cada uno el 50% de la urbanización, edificación y obras internas en los proyectos ARA y SARE, respectivamente.

   Contraprestación - Por la venta o transmisión de las unidades habitacionales en los proyectos ARA y SARE, IVEMO recibe el 8% del precio de venta de cada vivienda, y CIISA y SARE reciben cada uno el 92%, respectivamente.

   El área comercial, Tierra Breña y área comercial básica serán revertidas a IVEMO.

   Vigencia - El fideicomiso tendrá la duración necesaria para el cumplimiento de sus finalidades. IVEMO se reserva la facultad para revertir parte o la totalidad del inmueble siempre y cuando este no haya sido comprometido con terceros adquirentes y restituir los gastos en inversiones que CIISA y SARE hubieren realizado en las obras de urbanización. Al 31 de diciembre de 2005 se han registrado por porciento de avance de obra ejecutada 468 casas por un importe de $259 por vivienda.

d. Se tienen compromisos de asignación de créditos los cuales están determinados en función del número de casas no vendidas, por las cuales la Compañía ha recibido confirmación de la SHF, FOVISSSTE e INFONAVIT, para que una vez seleccionados los compradores que reúnan los requisitos les sean asignados los créditos hipotecarios. Al 31 de diciembre de 2005, las confirmaciones recibidas por la Compañía son para la venta de 30,287 viviendas cuyo precio se estima en $12,325,390.

d. Los beneficios de las pérdidas fiscales pendientes de amortizar y el IMPAC por recuperar por los que ya se ha reconocido parcialmente el activo por ISR diferido y un pago anticipado por ISR, respectivamente, pueden recuperarse cumpliendo con ciertos requisitos. Los años de vencimiento y sus montos actualizados al 31 de diciembre de 2005 son:

Año de vencimiento	Pérdidas amortizables	IMPAC recuperable
2006	$ 10,820	$ -
2007	-	70
2008	-	177
2009	19,964	520
2010	-	2,826
2011	-	2,560
2012	1,957	2,135
2013	11,742	2,336
2014	30,178	2,566
2015	13,348	1,550
	$ 88,009	$ 14,740

21. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

La Compañía opera como promotor, contratista y arrendador, como se explica en la Nota 1. Cierta información respecto a ingresos y costos relativos a tal actividad, es la siguiente:

Ingresos	2005	2004
Como promotor	$ 6,750,558	$ 5,936,684
Como contratista	12,318	22,979
Arrendamiento de centros y locales comerciales	10,513	10,531
	$ 6,773,389	$ 5,970,194
Costos		
Como promotor	$ 4,802,343	$ 4,213,827
Como contratista	8,280	15,907
Arrendamiento de centros y locales comerciales	5,454	5,309
	$ 4,816,077	$ 4,235,043

Los ingresos y costos como promotor se integran de acuerdo al tipo de hipoteca, como sigue:

Ingresos	2005	2004
INFONAVIT	$ 2,115,792	$ 2,254,297
SHF, FOVISSSTE y banca comercial	4,550,711	3,526,577
Terrenos comerciales	84,055	155,810
	$ 6,750,558	$ 5,936,684
Costos		
INFONAVIT	$ 1,531,631	$ 1,617,988
SHF, FOVISSSTE y banca comercial	3,214,370	2,492,535
Terrenos comerciales	56,342	103,304
	$ 4,802,343	$ 4,213,827

No existen transacciones importantes realizadas entre los diferentes segmentos de negocio. Los ingresos como promotor, contratista y por arrendamientos de la Compañía son realizados en su totalidad en México.

Para la determinación del ISR diferido al 31 de diciembre de 2005, la Compañía aplicó a las diferencias temporales las diversas tasas que estarán vigentes a partir de 2006, de acuerdo a su fecha estimada de reversión. Adicionalmente, de acuerdo con las disposiciones fiscales en vigor a partir de 2005, la administración de la Compañía decidió optar por acumular el inventario fiscal al 31 de diciembre de 2004 con importe de $5,018,679, en un periodo de 11 años a partir del ejercicio 2005, calculado con base en la rotación del inventario, por lo que se difiere el efecto inicial de la nueva disposición de ya no deducir las adquisiciones de inventarios. El resultado derivado de la aplicación de las diversas tasas se presenta en el cuadro anterior en el rubro Efecto en el ISR diferido por reducción de tasas.

Durante los años que terminaron el 31 de diciembre de 2005 y 2004, algunas compañías amortizaron pérdidas fiscales a valor nominal por un total de $16,534 y $10,520, respectivamente. El correspondiente beneficio por amortización de pérdidas fiscales se disminuyó en la determinación del impuesto sobre la renta diferido.

b. La tasa efectiva del ISR de 2005 difiere de la tasa legal, debido principalmente a ciertas diferencias permanentes como gastos no deducibles y efectos de inflación.

La conciliación de la tasa del ISR y la tasa efectiva como porciento de la utilidad antes de ISR y PTU del ejercicio de 2004 se muestran a continuación:

	2004
Tasa legal	33.00 %
Más efecto de diferencias permanentes, principalmente gastos no deducibles	2,22
Menos efectos de la inflación	(2,05)
Efecto de ISR diferido por reducción de tasas	(15,63)
Tasa efectiva	17.54%

c. Los principales conceptos que originan el saldo del pasivo por impuesto sobre la renta diferido, son: ISR diferido activo (pasivo)

	2005	2004
Impuesto sobre la renta diferido activo (pasivo)		
Inventarios y terrenos para futuras construcciones	$ (1,640,427)	$ (1,431,377)
Clientes por avance de obra	(219,276)	(346,507)
Inmuebles, maquinaria y equipo	(57,356)	(60,068)
Anticipos de clientes	65,469	88,759
Estimación para cuentas de cobro dudoso y para cancelación de contratos	5,794	5,035
Otros, neto	62,646	41,743
ISR diferido de diferencias temporales	(1,783,150)	(1,702,415)
Efecto de pérdidas fiscales por amortizar	25,523	26,834
Impuesto al activo pagado por recuperar	14,740	16,979
	40,263	43,813
Estimación para valuación del activo por impuesto sobre la renta diferido (1)	(32,324)	(32,981)
Pasivo a largo plazo neto	$ (1,775,211)	$ (1,691,583)

(1) La estimación para valuación corresponde al impuesto sobre la renta diferido activo de ARA y PDCC generado en forma individual, cuyo beneficio no se registró debido a la incertidumbre de su recuperación.

c. Los tipos de cambio vigentes a la fecha de los estados financieros y a la fecha de su emisión fueron como sigue:

	Al 31 de diciembre de 2005	2004	17 de marzo de 2006
Dólar americano	$ 10.64	$ 11.15	$ 10.68

19. TRANSACCIONES CON PARTES RELACIONADAS

La Compañía efectuó transacciones con las compañías asociadas durante el curso normal de sus operaciones, como sigue:

	2005	2004
Ingresos por		
Venta de terreno	$ 96,129	$ 121,787
Intereses – neto	$ 30,263	$ 14,704
Administración de desarrollos comerciales	$ 13,901	-
Servicios administrativos	$ 5,652	$ 960
Comisiones	$ 3,653	-
Costos por		
Venta de terreno	$ 63,484	$ 82,814

20. IMPUESTO SOBRE LA RENTA, IMPUESTO AL ACTIVO Y PARTICIPACIÓN DE LOS TRABAJADORES EN LAS UTILIDADES

La Compañía está sujeta al ISR y al IMPAC. El ISR se calcula considerando como gravables o deducibles ciertos efectos de la inflación, tales como la depreciación calculada sobre valores en pesos constantes, se acumula o deduce el efecto de la inflación sobre ciertos pasivos y activos monetarios a través del ajuste anual por inflación, el cual es similar en concepto al resultado por posición monetaria, y a partir de 2005, conforme a las modificaciones a las leyes del ISR e IMPAC publicadas el 1 de diciembre de 2004 aplicables a partir de 2005, a) Se reduce la tasa del ISR a 30% para el año 2005, a 29% en 2006 y a 28% de 2007 en adelante (la tasa en 2004 fue el 33%); b) Para efectos de ISR se deduce el costo de ventas en lugar de las adquisiciones de los inventarios; c) En 2005 se puede optar por acumular en un periodo de 4 a 12 años los inventarios al 31 de diciembre de 2004, determinados con base en las reglas fiscales; al optar por acumular los inventarios el saldo de éstos se deberá disminuir con el saldo no deducido de los inventarios de la Regla 106 y las pérdidas fiscales por amortizar, y se deduce el costo de ventas de los inventarios conforme se enajenen; d) A partir de 2006 será disminuible en su totalidad la participación a los trabajadores en las utilidades que se pague y e) Se incluyen los pasivos bancarios y con extranjeros para determinar la base gravable del IMPAC.

Por otra parte, el IMPAC se causa a razón del 1.8% del promedio neto de la mayoría de los activos (a valores actualizados) y de ciertos pasivos, y se paga únicamente por el monto en que exceda al ISR del año; cualquier pago que se efectúe es recuperable contra el monto en que el ISR exceda al IMPAC en los diez ejercicios subsecuentes.

a. El ISR y la PTU, se integran como sigue:

	2005	2004
ISR		
Causado	$ 275,732	$ 166,132
Diferido	194,680	254,173
Efecto en el ISR diferido por reducción de tasas	(45,322)	(199,039)
Variación en la estimación para valuación del impuesto al activo y pérdidas fiscales por recuperar	(11,395)	1,703
	$ 413,695	$ 222,969
PTU causada	$ 1,637	$ 1,397

d. Durante el ejercicio de 2005 y 2004, la compañía efectuó operaciones de compra y venta de acciones propias y por las cuales incurrió en una prima de $914 y $989 respectivamente.

Al 31 de diciembre de 2005, la compañía tenía 588,700 acciones recompradas, las cuales estaban pendientes de colocarse a esa fecha. El valor de mercado de las acciones al 31 de diciembre de 2005 fue de $45.01 por acción.

e. En Asamblea General Ordinaria de accionistas celebrada el 21 de abril de 2005, se decretó y pagó un dividendo por $144,548 ($141,131 pesos históricos), equivalente a $0.43 pesos por acción.

f. Las utilidades retenidas incluyen la reserva legal. De acuerdo con la Ley General de Sociedades Mercantiles, de las utilidades netas del ejercicio debe separarse un 5% como mínimo para formar la reserva legal, hasta que su importe ascienda al 20% del capital social. La reserva legal puede capitalizarse, pero no debe repartirse a menos que se disuelva la sociedad, y debe ser reconstituida cuando disminuya por cualquier motivo. Al 31 de diciembre de 2005 y 2004, su importe asciende a $197,228 y $194,760, respectivamente.

g. La distribución del capital contable, excepto por los importes actualizados del capital aportado y de las utilidades retenidas fiscales, causará el impuesto sobre la renta sobre dividendos a cargo de la Compañía a la tasa vigente. En el año 2004 la tasa fue del 33%, la cual se redujo al 30% para el año del 2005 y disminuirá en un punto porcentual cada año, hasta llegar al 28% a partir del 2007. El impuesto que se pague por dicha distribución, se podrá acreditar contra el impuesto sobre la renta del ejercicio en el que se pague el impuesto sobre dividendos y en los dos ejercicios inmediatos siguientes, contra el impuesto del ejercicio y los pagos provisionales de los mismos.

h. El capital de aportación que ha generado en forma individual ARA y la utilidad fiscal neta y utilidad fiscal neta reinvertida

	2005	2004
Cuenta de capital de aportación	$ 1,309,479	$ 1,309,479
Cuenta de utilidad fiscal neta	1,325,275	731,228
Cuenta de utilidad fiscal neta reinvertida	-	150,468
Total	$ 2,634,754	$ 2,191,175

17. RENTAS POR COBRAR DE CONTRATOS DE ARRENDAMIENTO

El importe de la rentas proviene de arrendamientos de unicentros y minicentros comerciales, las cuales se establecieron al inicio del contrato y se incrementan conforme a la inflación del año, renovables en forma anual. Al 31 de diciembre de 2005, se tienen contratados arrendamientos con vencimiento anual por un monto aproximado de $9,736.

18. SALDOS Y OPERACIONES EN MONEDA EXTRANJERA

a. La posición monetaria en moneda extranjera al 31 de diciembre es:

	2005	2004
Miles de dólares americanos		
Activos monetarios	5,667	9,203
Pasivos monetarios	(26,117)	(12,050)
Posición pasiva, neta	(20,450)	(2,847)
Equivalente en pesos	$ (217,588)	$ (32,801)

b. Las operaciones en moneda extranjera fueron como sigue:

	(En miles de dólares americanos)	
	2005	2004
Compras y anticipos de terrenos en México	20,117	22,271
Adquisición de equipo	799	3,073

16. CAPITAL CONTABLE

a. El capital contable de la Compañía al 31 de diciembre de 2005 y 2004, se analiza como sigue:

	Número de acciones	Valor nominal	Efectos de actualización	Capital contable al 31 de diciembre de 2005
Capital social				
Capital fijo				
Serie única	327,623,174	$ 436,834	$ 549,022	$ 985,856
Prima en suscripción de acciones		219,640	306,282	525,922
Reserva para la adquisición de acciones propias	-	26,576	43,232	69,808
Prima en recolocación de acciones recompradas	-	18,754	3,598	22,352
Utilidades retenidas	-	5,836,320	497,871	6,334,191
Insuficiencia en la actualización del capital contable	-	-	(349,730)	(349,730)
Efecto acumulado de impuesto sobre la renta diferido	-	(634,037)	(227,591)	(861,628)
Interés minoritario en subsidiarias consolidadas	-	24,866	475	25,341
Total	327,623,174	$5,928,953	$ 823,159	$ 6,752,112

	Número de acciones	Valor nominal	Efectos de actualización	Capital contable al 31 de diciembre de 2004
Capital social				
Capital fijo				
Serie única	328,143,174	$ 437,526	$ 549,026	$ 986,552
Prima en suscripción de acciones	-	219,640	306,282	525,922
Reserva para la adquisición de acciones propias	-	48,680	43,346	92,026
Prima en recolocación de acciones recompradas	-	17,848	3,590	21,438
Utilidades retenidas	-	4,886,786	501,973	5,388,759
Insuficiencia en la actualización del capital contable	-	-	(237,154)	(237,154)
Efecto acumulado de impuesto sobre la renta diferido	-	(634,037)	(227,591)	(861,628)
Interés minoritario en subsidiarias consolidadas	-	20,317	2,248	22,565
Total	328,143,174	$4,996,760	$ 941,720	$ 5,938,480

b. De acuerdo con la resolución adoptada en la Asamblea General Ordinaria y Extraordinaria de Accionistas de ARA celebrada el 22 de abril de 2002, se resuelve destinar hasta un 20% del capital contable a la compra de acciones propias en término de lo previsto en el artículo 14 bis 3, fracción I de la Ley de Mercado de Valores.

c. El capital social al 31 de diciembre de 2005 y 2004 está representando por 328,211,874 acciones ordinaria nominativas, sin expresión de valor nominal, serie única, de suscripción libre, íntegramente suscritas y pagadas.

12. IMPUESTOS Y GASTOS ACUMULADOS

	2005	2004
Impuestos, excepto impuesto sobre la renta e impuesto al activo	$ 18,881	$ 13,856
Gastos acumulados	161,760	127,623
Fondos retenidos en garantía	74,644	72,197
	255,285	213,676
Porción circulante de obligaciones por contratos de arrendamiento financiero	44,310	39,707
	$ 299,595	$ 253,383

13. ANTICIPOS DE CLIENTES

Al 31 de diciembre de 2005 y 2004, dentro del saldo de anticipos de clientes existen compromisos de construcción por $15,637 y $76,614, respectivamente.

14. OBLIGACIONES POR CONTRATOS DE ARRENDAMIENTO FINANCIERO

a. Obligaciones por contratos de arrendamiento financiero de equipo que tienen tasas que van del 9.88% al 11.52% de interés anual al 31 de diciembre de 2005.

b. Al 31 de diciembre de 2005 y 2004, los compromisos mínimos de pago por arrendamientos capitalizables son

	2005	2004
Acreedores por contratos de arrendamiento	$ 87,465	$ 115,837
Intereses no devengados	-	(1,313)
Valor presente de las obligaciones	87,465	114,524
Porción circulante de las obligaciones	(44,310)	(39,707)
Porción a largo plazo de arrendamiento capitalizable	$ 43,155	$ 74,817

El pasivo por contratos de arrendamiento capitalizable vence como sigue:

Año que terminará el 31 de diciembre de	
2007	$ 29,613
2008	10,861
2009	2,681
	$ 43,155

15. OBLIGACIONES LABORALES AL RETIRO

El costo neto del periodo por las obligaciones derivadas del plan de pensiones, primas de antigüedad e indemnizaciones por terminación de la relación laboral, ascendió a $11,613 y $3,878 en 2005 y 2004, respectivamente. El pasivo por estos conceptos al 31 de diciembre de 2005 y 2004 fue de $11,942 y $1,389, respectivamente. Por el pasivo al 31 de diciembre de 2005 y 2004, existe un activo de transición por $10,477 y $1,389, respectivamente. Otras revelaciones que requieren las disposiciones contables se consideran poco importantes.

9. INMUEBLES, MAQUINARIA Y EQUIPO

	2005	2004
Edificio en condominio	$ 64,437	$ 64,437
Edificio para arrendamiento	35,418	36,688
Maquinaria y equipo	497,654	491,373
Equipo de transporte	54,166	58,097
Mobiliario y equipo de oficina	54,046	52,608
	705,721	703,373
Depreciación acumulada	(389,011)	(348,230)
	316,710	354,973
Terreno	30,645	30,645
Construcción en proceso	-	484
	347,355	386,102
Equipos adquiridos mediante contratos de arrendamiento financiero		
• Maquinaria y equipo	140,384	131,105
• Equipo de transporte	60,781	53,170
• Mobiliario y equipo de oficina	8,282	3,543
• Depreciación acumulada	(72,323)	(46,247)
	137,124	141,571
	$ 484,479	$ 527,673

10. CUENTAS Y DOCUMENTOS POR COBRAR A ASOCIADAS

	2005	2004
Documentos por cobrar a CSM (1)	$ 40,413	$ 87,530
Cuentas y documentos por cobrar a CRAS (2)	119,634	35,349
Otras cuentas por cobrar	-	23,509
	160,047	146,388
Menos cuenta por cobrar a corto plazo	-	(36,837)
	$ 160,047	$109,551

(1) Devenga intereses a la tasa anual fija del 18% al 31 de diciembre de 2005 y 2004, el vencimiento de capital e intereses es el 23 de diciembre de 2013. El 2 de diciembre de 2005, CUARA cedió a PDCC los derechos y obligaciones de este contrato.

(2) CRAS tiene celebrado un contrato de crédito con PDCC por $230,000, con fecha límite el 31 de agosto de 2006, para la disposición del mismo. De acuerdo al convenio modificatorio, el vencimiento del contrato será en septiembre de 2014. Al 31 de diciembre de 2005 y 2004 CRAS ha dispuesto de $97,887 y $20,280, respectivamente. Las disposiciones de efectivo del crédito generan intereses a la tasa anual del 21%. CRAS se obliga a destinar los préstamos al desarrollo del proyecto denominado "Centro Comercial las Américas" y demás actividades mercantiles.

11. INSTITUCIONES DE CRÉDITO

La compañía cuenta con líneas de crédito vigentes con diversas instituciones financieras por un total de aproximadamente $1,510,300.

Durante el ejercicio, la Compañía utilizó las líneas de crédito disponiendo de un monto de $1,135,000, el cual fue liquidado antes del 31 de diciembre de 2005.

Al 31 de diciembre de 2005, la Compañía tiene un préstamo quirografario por $25,000 con una tasa de interés anual de 8.65%, que fue pagado el 12 de enero de 2006.

b. La Compañía sigue la política de localizar y adquirir terrenos cada año, teniendo como objetivo que los terrenos para futuras construcciones puedan tener un periodo de construcción y desarrollo de viviendas, clasificando dentro del corto plazo aquellos terrenos que actualmente se están desarrollando o que se estima se van a desarrollar dentro del siguiente año y a largo plazo aquellos terrenos por los cuales aún no existen planes para su desarrollo.

c. Al 31 de diciembre de 2005, la Compañía tiene terrenos por los que no se ha realizado el traslado de dominio de propiedad sino hasta el momento de su liquidación y se cumplan ciertas condiciones suspensivas.

Fecha de adquisición	Valor de adquisición de los terrenos	Importe por pagar en miles de pesos	Importe por pagar equivalente en miles de dólares americanos
Diciembre 2004 (1)	$ 140,995	$ 66,678	6,270
Diciembre 2004	138,809	16,000	-
Abril 2005	67,575	25,275	2,377
Noviembre 2005	35,896	17,948	-
Diciembre 2005	122,577	56,692	5,331
	$ 505,852	$ 182,593	13,978

(1) Terreno otorgado en garantía hipotecaria para asegurar el pago del mismo.

d. Los montos pendientes de pago en proveedores de terrenos a largo plazo al 31 de diciembre de 2005 y 2004 son de $32,149 y $51,977 respectivamente.

7. OTROS ACTIVOS

	2005	2004
Otras cuentas por cobrar	$ 27,293	$ 22,811
Impuestos por recuperar (principalmente IVA, ISR e IMPAC)	21,038	26,360
Pagos anticipados	17,748	11,284
Depósitos en garantía	16,620	25,937
	$ 82,699	$ 86,392

8. INVERSIÓN EN ACCIONES DE COMPAÑÍAS ASOCIADAS

Las inversiones en acciones de compañías asociadas que se valúan a través del método de participación son:

	% de participación	Valor contable de la participación		Participación en los resultados	
		2005	2004	2005	2004
Centro San Miguel, S. de R. L. (1)(2) ("CSM")	50.00	$ 3,992	$ 6,487	$ (3,330)	$ (2,864)
Centro Regional Las Américas, S. de R. L. (1)(2) ("CRAS")	50.00	17,289	24,879	6,706	24,874
Habitania Montes de Oca, S. A. de C. V. (3) (No auditada)	33.33	5,958	5,580	566	-
		$ 27,239	$ 36,946	$ 3,942	$ 22,010

(1) El objeto principal de esta inversión es la construcción, comercialización, arrendamiento y administración, de todo tipo de proyectos inmobiliarios incluyendo centros comerciales.

(2) Al 31 de diciembre de 2005 se han registrado eliminaciones contra la inversión en compañías asociadas por la venta de terreno, intereses y prestación de servicios administrativos capitalizados por $23,108.

(3) A partir del 9 de septiembre 2004, la Compañía participa en esta inversión cuyo objeto principal es la planeación, desarrollo, construcción y promoción de un condominio que consta de 44 departamentos.

4. INVERSIONES TEMPORALES Y EFECTIVO

	2005	2004
Inversiones temporales (1)	$ 1,465,208	$ 1,215,839
Efectivo	147,123	52,041
	$ 1,612,331	$ 1,267,880

(1) Al 31 de diciembre de 2004, $26,803 se encontraban representados por Certificados Bursátiles de Indemnización Carretera Segregables (CBICS), emitidos por el Banco Nacional de Obras y Servicios Públicos, S. N. C. los cuales generaban una tasa de interés anual del 4%. La Compañía había decidido conservar dichos instrumentos a su vencimiento, sin embargo, durante 2005 decidió realizarlos, obteniendo una ganancia de $2,140 que se encuentra registrada en el ingreso integral de financiamiento.

5. CLIENTES

	2005	2004
Como promotor		
Clientes por avance de obra	$ 1,750,598	$ 1,154,972
Clientes por escrituración	418,150	275,333
Clientes por arrendamiento de locales comerciales	216	350
Como contratista		
Estimaciones por cobrar	277	4,697
	2,169,241	1,435,352
Estimación para cuentas de cobro dudoso	(2,589)	(3,687)
Estimación para cancelación de contratos	(17,390)	(13,098)
	$ 2,149,262	$ 1,418,567

Los clientes por avance de obra se integran de acuerdo al tipo de hipoteca, como sigue:

	2005	2004
INFONAVIT	$ 846,647	$ 810,522
SHF, FOVISSSTE y banca comercial	903,951	344,450
	$ 1,750,598	$ 1,154,972

6. INVENTARIOS Y TERRENOS PARA FUTURAS CONSTRUCCIONES

a. Los inventarios se analizan como sigue:

	2005	2004
Obras en proceso	$ 1,416,168	$ 1,703,895
Terrenos en proceso de desarrollo	1,485,311	1,508,813
Terrenos para futuras construcciones a corto plazo	1,278,380	1,261,978
Almacén de materiales para construcción	123,410	124,403
Anticipo a proveedores	131,291	175,561
	$ 4,434,560	$ 4,774,650

h. **Reconocimiento de ingresos y costos**

La Compañía utiliza el método de porciento de avance de obra ejecutada para reconocer los ingresos y costos en las actividades que realiza como promotor y contratista, mediante el cual los ingresos esperados representados por el precio de venta de las viviendas, son multiplicados por el porciento de avance de obra ejecutada, al resultado obtenido se le aplica el porcentaje de costo esperado en cada desarrollo, la diferencia entre ingreso y el costo así obtenido, constituye el resultado bruto acumulado. De los resultados obtenidos se disminuirán, en su caso, los ingresos y costos reconocidos en ejercicios anteriores para obtener los ingresos y costos del periodo a reconocer en el estado de resultados. El método de porciento de avance de obra ejecutad se aplica cuando se hayan cumplido con las siguientes condiciones:

- El cliente ha entregado su enganche (si se requiere).
- El cliente ha firmado el contrato de compra-venta respectivo, y
- El cliente ha presentado toda la documentación oficial correspondiente que se requiere para obtener un crédito (i) en el caso de ventas financiadas por el INFONAVIT y por el Fondo de la Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (FOVISSSTE), el comprador necesita obtener la calificación mínima aprobatoria requerida; (ii) el cliente ha obtenido de la institución bancaria y/o de la Sociedad Hipotecaria Federal (SHF) la asignación de su crédito, para la adquisición de la vivienda; (iii), (a) cuando el comprador adquiere el terreno de la Compañía, primero es escriturado y (b) obtiene un préstamo de una institución bancaria para la construcción completa de la casa y el banco comienza a suministrar anticipos a la Compañía en base al avance de obra efectuada y (iv) Cofinanciamiento INFONAVIT, el cliente percibe ingresos de 7 a 10.9 salarios mínimos mensuales, obtiene lacalificación y presenta la documentación oficial requerida para obtener un crédito, el cual es otorgado conjuntamente por el INFONAVIT y por una Sociedad Financiera de Objeto Limitado (Sofol) y/o un banco.

La Compañía utiliza el método de porciento de avance de obra ejecutada para los costos e ingresos incurridos en las actividades que realiza como contratista, de acuerdo a los contratos que efectúe.

Los costos de los contratos incluyen todos los materiales directos, mano de obra y todos los costos indirectos relacionados con el desarrollo de los proyectos, tales como mano de obra indirecta, compras, equipo, reparaciones y depreciación. Los gastos generales y de administración son cargados a resultados cuando se incurren. Las provisiones para pérdidas en estimaciones o contratos no terminados son reconocidas en el periodo en que son determinadas.

Los ingresos por arrendamiento de unicentros y minicentros comerciales se reconocen conforme se devengan (ver notas 17 y 21).

i. **Impuesto sobre la renta, impuesto al activo y participación de los trabajadores en las utilidades**

El impuesto sobre la renta (ISR) y la participación de los trabajadores en las utilidades (PTU), se registran en los resultados del año en que se causan, y se reconoce el ISR diferido proveniente de las diferencias temporales que resultan de la comparación de los valores contables y fiscales de los activos y pasivos, y en su caso, se incluye el beneficio de las pérdidas fiscales por amortizar. El ISR diferido activo, se registra sólo cuando existe alta probabilidad de que pueda recuperarse. Se reconoce la PTU diferida proveniente de las diferencias temporales entre el resultado contable y la renta gravable, sólo cuando se pueda presumir razonablemente que van a provocar un pasivo o beneficio, y no exista algún indicio de que vaya a cambiar esa situación, de tal manera que los pasivos o los beneficios no se materialicen. El impuesto al activo (IMPAC) pagado que se espera recuperar, se registra como un anticipo de ISR y se presenta en el balance general disminuyendo el pasivo por ISR diferido.

j. **Operaciones en moneda extranjera**

Las operaciones en moneda extranjera se registran al tipo de cambio vigente a la fecha de su celebración. Los activos y pasivos monetarios en moneda extranjera se valúan en moneda nacional al tipo de cambio vigente a la fecha de los estados financieros. Las fluctuaciones cambiarias se registran en los resultados.

k. **Utilidad por acción**

La utilidad básica por acción ordinaria se calcula dividiendo la utilidad neta mayoritaria entre el promedio ponderado de acciones ordinarias en circulación durante el ejercicio.

c. **Instrumentos financieros**

La Compañía clasifica sus inversiones en instrumentos financieros de deuda o de capital al momento de su adquisición, en instrumentos con fines de negociación o disponibles para la venta, y los valúa a valor razonable. El valor razonable se determina considerando los precios cotizados en mercados reconocidos.

Los instrumentos financieros que se clasifican con fines de negociación se adquieren con la finalidad de realizarlos a corto plazo, tienen alta liquidez y las fluctuaciones en valuación se registran en los resultados del ejercicio.

Los rendimientos y costos de los instrumentos financieros se reconocen en los resultados del ejercicio en que se devengan. Los dividendos que provienen de instrumentos financieros de capital se reconocen en los resultados del mismo ejercicio en el que se afecta el valor razonable del instrumento por dichos dividendos.

d. **Inventarios, terrenos para futuras construcciones y costos**

1. Las obras en proceso y materiales para construcción, se valúan a su costo de adquisición y se actualizan utilizando un índice de inflación interno conforme a los insumos de los materiales de construcción. El saldo de esta cuenta representa el avance de obra en función al costo real incurrido. El costo se actualiza aplicando el índice de inflación interno a las obras en proceso y materiales incurridos conforme el porciento de avance de obra ejecutada.
2. Los terrenos en proceso y la reserva territorial para futuras construcciones se valúan a su costo de adquisición y se actualizan a su valor de reposición determinado por peritos independientes. El costo se actualiza aplicando el porciento de avance de obra a los terrenos actualizados a valor de reposición.

e. **Inmuebles, maquinaria y equipo**

Se registran al costo de adquisición, y se actualizan mediante factores derivados del INPC. La depreciación se calcula conforme al método de línea recta, con base en la vida útil remanente de los activos, como sigue:

	Años promedio	
	2005	2004
Edificio	37	38
Maquinaria y equipo	8	9
Equipo de transporte	3	4
Mobiliario y equipo de oficina	7	7

f. **Deterioro de activos de larga duración en uso**

La Compañía revisa el valor en libros de los activos de larga duración en uso, ante la presencia de algún indicio de deterioro que pudiera indicar que el valor en libros de los mismos pudiera no ser recuperable, considerando el mayor del valor presente de los flujos netos de efectivo futuros o el precio neto de venta en el caso de su eventual disposición. El deterioro se registra considerando el importe del valor en libros que exceda al mayor de los valores antes mencionados. Los indicios de deterioro que se consideran para estos efectos, son entre otros, las pérdidas de operación o flujos de efectivo negativos en el periodo si es que están combinados con un historial o proyección de pérdidas, depreciaciones y amortizaciones cargadas a resultados que en términos porcentuales, en relación con los ingresos, sean substancialmente superiores a las de ejercicios anteriores, efectos de obsolescencia, reducción en la demanda de los productos que se fabrican, competencia y otros factores económicos y legales.

g. **Obligaciones laborales al retiro**

El pasivo por primas de antigüedad, pensiones e indemnizaciones por terminación de la relación laboral a partir de 2005, se registra conforme se devenga, y se calcula por actuarios independientes con base en el método de crédito unitario proyectado utilizando tasas de interés reales. Por lo tanto, se está reconociendo el pasivo que a valor presente, se estima cubrirá la obligación por estos beneficios a la fecha estimada de retiro del conjunto de empleados que labora en la Compañía. Hasta el 31 de diciembre de 2004, las indemnizaciones por terminación de la relación laboral, se cargaban a los resultados cuando se tomaba la decisión de pagarlas.

b. **Utilidad integral**

La utilidad integral que se presenta en los estados de variaciones en el capital contable adjuntos, es la modificación del capital contable durante el ejercicio por conceptos que no son distribuciones a los accionistas o movimientos del capital contribuido; se integra por la utilidad neta del ejercicio más otras partidas que representan una ganancia o pérdida del mismo periodo, que de conformidad con los principios de contabilidad generalmente aceptados en México se presentan directamente en el capital contable, sin afectar el estado de resultados. En 2005 y 2004, las otras partidas de utilidad integral están representadas por la insuficiencia en la actualización del capital contable y por el resultado de la inversión de los accionistas minoritarios.

c. **Reclasificaciones**

Los estados financieros por el año que terminó el 31 de diciembre de 2004 han sido reclasificados en ciertos rubros para conformar su presentación con la utilizada en 2005.

3. RESUMEN DE LAS PRINCIPALES POLÍTICAS CONTABLES

Las políticas contables que sigue la Compañía están de acuerdo con los principios de contabilidad generalmente aceptados en México, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice determinados supuestos para valuar algunas de las partidas de los estados financieros y para efectuar las revelaciones que se requieren en los mismos. Sin embargo los resultados reales pueden diferir de dichas estimaciones. La administración de la Compañía considera que las estimaciones y supuestos utilizados fueron los adecuados en las circunstancias. Las principales políticas contables seguidas por la Compañía son las siguientes:

a. **Cambio en política contable**

Indemnizaciones al termino de la relación laboral - A partir del 1 de enero de 2005, la Compañía adoptó la nueva disposición del Boletín D-3, Obligaciones laborales ("D-3"), relativa al reconocimiento del pasivo por indemnizaciones por terminación de la relación laboral por causas distintas de reestructuración, las cuales se registran conforme al método de crédito unitario proyectado, con base en cálculos efectuados por actuarios independientes. El D-3 permite la opción de reconocer en forma inmediata en los resultados del ejercicio el activo o pasivo de transición que resulte, o su amortización de acuerdo a la vida laboral remanente promedio de los trabajadores. Hasta 2004, las indemnizaciones por este concepto se cargaban a los resultados cuando se tomaba la decisión de pagarlas. El pasivo acumulado al 1 de enero de 2005, determinado por actuarios independientes, asciende a $10,036, que la Compañía optó por reconocerlo como un pasivo de transición, junto con un activo de transición por la misma cantidad.

b. **Reconocimiento de los efectos de la inflación**

La Compañía reconoce los efectos de la inflación actualizando sus estados financieros en términos de pesos de poder adquisitivo de la fecha del último balance general que se presenta. En consecuencia, los estados financieros del año anterior que se presentan para efectos comparativos, también han sido actualizados en términos del mismo poder adquisitivo y sus cifras difieren de las originalmente presentadas. El reconocimiento de los efectos de la inflación resulta principalmente, en ganancias o pérdidas por inflación sobre partidas no monetarias y monetarias, que se presentan en los estados financieros bajo los dos rubros siguientes:

Insuficiencia en la actualización del capital contable

Se integra del resultado por posición monetaria acumulado hasta la primera actualización y pérdida por tenencia de activos no monetarios que representa el cambio en el nivel específico de precios de los terrenos que se incrementó por debajo de la inflación.

Pérdida en posición monetaria

Representa la erosión del poder adquisitivo de las partidas monetarias originada por la inflación; se calcula aplicando factores derivados del Índice Nacional de Precios al Consumidor ("INPC") a la posición monetaria neta mensual. La pérdida se origina de mantener una posición monetaria activa neta.

(En miles de pesos de poder adquisitivo del 31 de diciembre de 2005)

1. ACTIVIDADES

Consorcio ARA, S. A. de C. V. y Subsidiarias (la "Compañía"), se dedica a la compra de terrenos, el diseño de desarrollos habitacionales tanto de interés social, medio y residencial, y a la construcción, promoción y comercialización de los mismos desarrollos industriales y turísticos, así como al arrendamiento de unicentros y minicentros comerciales.

La Compañía lleva a cabo la construcción de sus desarrollos habitacionales mediante la contratación de servicios de construcción por medio de contratos de obra. Dichos contratos obligan al subcontratista a ejecutar por sí mismo o por medio de terceros la obra convenida de acuerdo a las especificaciones técnicas requeridas por la Compañía.

2. BASES DE PRESENTACIÓN

a. Consolidación de estados financieros

Los estados financieros consolidados incluyen los de Consorcio ARA, S. A. de C. V. ("ARA") y los de sus subsidiarias. La participación accionaria de ARA en sus subsidiarias al 31 de diciembre 2005 se muestra a continuación. Los saldos y operaciones intercompañías importantes, han sido eliminados en estos estados financieros consolidados.

Grupo o Subsidiarias	Participación
Consorcio de Ingeniería Integral, S. A. de C. V. (CIISA)	99.6%
Proyectos Urbanos Ecológicos, S. A. de C. V. (PUESA)	99.9%
Constructora y Urbanizadora ARA, S. A. de C. V. (CUARA)	99.9%
Inmobiliaria ACRE, S. A. de C. V. (ACRE)	99.1%
Asesoría Técnica y Administrativa GAVI, S. A. de C. V. (GAVI)	99.9%
Comercialización y Ventas, S. A. (COVENSA)	98.0%
Promotora y Desarrolladora de Centros Comerciales, S. A. de C. V. (PDCC) (1)	99.9%
Desarrollos Inmobiliarios Turísticos ARA, S. A. de C. V. (DITA) (2)	100.0%
Consorcio ARA, LLC (3)	100.0%

(1) La Compañía constituyó a PDCC con una participación del 99.9% quien a su vez consolida con otras subsidiarias de quienes posee el 99.9% de las acciones. Dichas compañías son: Operadora de Unicentros y Locales Comerciales, S. A. de C. V., Complejo de Comercio las Américas, S. A. de C. V. y Complejo Comercial Ecatepec, S. de R. L. quienes se dedican al arrendamiento de unicentros y minicentros comerciales, de los cuales se planea su construcción desde el inicio de los desarrollos habitacionales.

(2) El 7 de julio de 2004, la Compañía constituyó a DITA (en etapa preoperativa), quien se dedicará a la adquisición, compraventa, arrendamiento, construcción, comercialización y administración de tiempos compartidos y campos de golf.

(3) El 22 de febrero de 2005, la Compañía constituyó a Consorcio ARA, LLC con oficinas de representación en las ciudades de Nueva York y Chicago, Estados Unidos de Norteamérica, con el objeto de promocionar y comercializar los desarrollos habitacionales en México para residentes mexicanos en ese país.

Las inversiones en asociadas en las cuales la Compañía tiene influencia significativa, pero no tiene control, se valúan utilizando el método de participación, que incluye el costo más la participación de la Compañía en las utilidades no distribuidas posteriores a la adquisición y la actualización del capital contable. Esta actualización es inherente al método de participación, ya que los estados financieros de la empresa en la que se realiza la inversión también se preparan conforme al Boletín B-10.

Estados consolidados de cambios en la situación financiera

Por los años que terminaron el 31 de diciembre de 2005 y 2004

(en miles de pesos de poder adquisitivo del 31 de diciembre de 2005)

	2005	2004
Operación		
• Utilidad neta consolidada	$ 1,094,527	$ 1,047,098
- Más (menos) partidas que no requirieron (generaron) la utilización de recursos		
- Depreciación	82,118	77,810
- Impuesto sobre la renta diferido	83,628	(29,798)
- Obligaciones laborales al retiro	1,465	-
- Participación en los resultados de compañías asociadas	(3,942)	(22,010)
	1,257,796	1,073,100
• Cambios en activos y pasivos de operación		
- (Aumento) disminución en:		
- Clientes – Neto	(730,695)	(37,576)
- Cuentas por cobrar a asociadas	29,382	(14,738)
- Inventarios y terrenos para futuras construcciones	(71,402)	(862,203)
- Otros activos	3,693	9,190
• Aumento (disminución) en		
- Proveedores	146,009	132,138
- Impuestos y gastos acumulados	41,609	45,391
- Anticipos de clientes	(68,754)	22,269
- Impuesto sobre la renta	(24,328)	38,176
- Participación de los trabajadores en las utilidades	308	169
Recursos generados por la operación	583,618	405,916
Financiamiento		
• Préstamos de instituciones financieras	1,160,000	723,310
• Obligaciones por contratos de arrendamiento financiero	14,383	46,158
• Pagos a instituciones financieras	(1,135,000)	(723,310)
• Pagos de obligaciones de contratos de arrendamiento financiero	(41,442)	(41,575)
• Dividendos pagados	(144,548)	-
• Variación en reserva y prima en recolocación de acciones propias	(22,000)	12,289
Recursos (utilizados en) generados por actividades de financiamiento	(168,607)	16,872
Inversión		
• Inversión en inmuebles, maquinaria y equipo	(38,924)	(93,047)
• Documentos por cobrar a asociadas	(77,608)	(33,738)
• Documentos cobrados a asociadas	32,323	-
• Inversión en acciones de compañías asociadas	13,649	(5,583)
Recursos utilizados en actividades de inversión	(70,560)	(132,368)
Inversiones temporales y efectivo		
• Aumento	344,451	290,420
• Saldo al inicio del año	1,267,880	977,460
Saldo al final del año	$ 1,612,331	$ 1,267,880

Las notas adjuntas son parte de los estados financieros consolidados.

Estados consolidados de variaciones en el capital contable

Por los años que terminaron el 31 de diciembre de 2005 y 2004

(en miles de pesos de poder adquisitivo del 31 de diciembre de 2005, excepto importes por acción que se expresan en pesos.)

	Capital social	Prima en suscripción de acciones	Reserva para la adquisición de acciones propias	Prima en recolocación de acciones recompradas	Utilidades retenidas	Insuficiencia en la actualización del capital contable	Efecto acumulado de impuesto sobre la renta diferido	Interés minoritario en subsidiarias consolidadas	Capital contable
Saldos al 1 de enero de 2004	$ 985,999	$525,922	$ 81,279	$ 20,449	$ 4,345,858	$(162,539)	$(861,628)	$ 18,641	$4,953,981
Recolocación de acciones propias-Neto	553	-	10,747	989	-	-	-	-	12,289
Utilidad integral	-	-	-	-	1,042,901	(74,615)	-	3,924	972,210
Saldos al 31 de diciembre de 2004	986,552	525,922	92,026	21,438	5,388,759	(237,154)	(861,628)	22,565	5,938,480
Recompra de acciones propias-Neto	(696)	-	(22,218)	914	-	-	-	-	(22,000)
Dividendos pagados $0.43 pesos por acción	-	-	-	-	(144,548)	-	-	-	(144,548)
Utilidad integral	-	-	-	-	1,089,980	(112,576)	-	2,776	980,180
Saldos al 31 de diciembre de 2005	$ 985,856	$525,922	$ 69,808	$ 22,352	$6,334,191	$(349,730)	$(861,628)	$ 25,341	$6,752,112

Las notas adjuntas son parte de los estados financieros consolidados.

Estados consolidados de resultados

Por los años que terminaron el 31 de diciembre de 2005 y 2004

(En miles de pesos de poder adquisitivo del 31 de diciembre de 2005, excepto utilidad básica por acción que se expresa en pesos)

	2005	2004
Ingresos	$ 6,773,389	$ 5,970,194
Costos	4,816,077	4,235,043
Utilidad bruta	1,957,312	1,735,151
Gastos generales y de administración	513,756	459,448
Utilidad de operación	1,443,556	1,275,703
Otros ingresos - Neto	20,908	3,543
Ingreso (costo) integral de financiamiento:		
• Gasto por intereses	(52,503)	(79,871)
• Ingreso por intereses	115,624	71,314
• Pérdida por posición monetaria	(24,685)	(24,891)
• Ganancia cambiaria - Neta	3,017	3,656
	41,453	(29,792)
Participación en los resultados de compañías asociadas	3,942	22,010
Utilidad antes de impuesto sobre la renta y participación de los trabajadores en las utilidades	1,509,859	1,271,464
Impuesto sobre la renta	413,695	222,969
Participación de los trabajadores en las utilidades	1,637	1,397
Utilidad neta consolidada	$ 1,094,527	$ 1,047,098
Utilidad neta mayoritaria	$ 1,089,980	$ 1,042,901
Utilidad neta minoritaria	4,547	4,197
Utilidad neta consolidada	$ 1,094,527	$ 1,047,098
Utilidad básica por acción	$ 3.32	$ 3.18
Promedio ponderado de acciones en circulación	328,018,616	328,053,974

Las notas adjuntas son parte de los estados financieros consolidados.

Balances generales consolidados

Al 31 de diciembre de 2005 y 2004

(en miles de pesos de poder adquisitivo del 31 de diciembre de 2005)

Activo	2005	2004
Activo circulante		
• Inversiones temporales y efectivo	$ 1,612,331	$ 1,267,880
• Clientes - Neto	2,149,262	1,418,567
• Cuentas por cobrar a asociadas	2,244	36,837
• Inventarios	4,434,560	4,774,650
• Otros activos	82,699	86,392
Total del activo circulante	8,281,096	7,584,326
Documentos por cobrar a asociadas	160,047	109,551
Terrenos para futuras construcciones	748,688	451,543
Activo intangible por obligaciones laborales al retiro	10,477	1,389
Inversión en acciones de compañías asociadas	27,239	36,946
Inmuebles, maquinaria y equipo-Neto	484,479	527,673
Total	$ 9,712,026	$ 8,711,428
Pasivo y capital contable		
Pasivo circulante		
• Préstamos de instituciones financieras	$ 25,000	$ -
• Proveedores	441,623	275,786
• Impuestos y gastos acumulados	299,595	253,383
• Anticipos de clientes	265,566	334,320
• Impuesto sobre la renta	49,304	73,632
• Participación de los trabajadores en las utilidades	1,780	1,472
Total del pasivo circulante	1,082,868	938,593
Proveedores de terrenos a largo plazo	32,149	51,977
Obligaciones por contratos de arrendamiento financiero	43,155	74,817
Obligaciones laborales al retiro	11,942	1,389
Otros pasivos a largo plazo	14,589	14,589
Impuesto sobre la renta diferido	1,775,211	1,691,583
Total del pasivo	2,959,914	2,772,948
Compromisos		
Capital contable		
• Capital social	985,856	986,552
• Prima en suscripción de acciones	525,922	525,922
• Reserva para la adquisición de acciones propias	69,808	92,026
• Prima en recolocación de acciones recompradas	22,352	21,438
• Utilidades retenidas	6,334,191	5,388,759
• Insuficiencia en la actualización del capital contable	(349,730)	(237,154)
• Efecto acumulado de impuesto sobre la renta diferido	(861,628)	(861,628)
- Capital contable mayoritario	6,726,771	5,915,915
• Interés minoritario en subsidiarias consolidadas	25,341	22,565
- Total del capital contable	6,752,112	5,938,480
Total	$ 9,712,026	$ 8,711,428

Las notas adjuntas son parte de los estados financieros consolidados.

Dictamen de los auditores independientes y estados financieros consolidados 2005 y 2004

Consorcio ARA, S.A. de C.V. y Subsidiarias

Contenido

Dictamen de los auditores independientes
al Consejo de Administración y Accionistas de Consorcio ARA, S. A. de C. V. y Subsidiarias

Hemos examinado los balances generales consolidados de Consorcio ARA, S.A. de C.V. y Subsidiarias (la "Compañía") al 31 de diciembre de 2005 y 2004, y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera, que les son relativos, por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la administración de la Compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas en México, las cuales requieren que la auditoría sea planeada y realizada de tal manera que permita obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados en México. La auditoría consiste en el examen, con base en pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros; asimismo, incluye la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Consorcio ARA, S. A. de C. V. y Subsidiarias al 31 de diciembre de 2005 y 2004, y los resultados de sus operaciones, las variaciones en el capital contable y los cambios en la situación financiera, por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados en México.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Miembro de Deloitte Touche Tohmatsu

C. P. C. Mario Chavero González

17 de marzo de 2006

c o n s o l i d a c i ó n



Hacienda Las Palomas
(Guadalajara, Jalisco)


Unidades vendidas
15,815 16,020 17,104 19,015
20,000 18,000 16,000 14,000 12,000 10,000 8,000 6,000 4,000 2,000 0
2002 2003 2004 2005
Ingresos
4,731.5 5,242.1 5,970.2 6,773.4
8,000 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0
2002 2003 2004 2005
Utilidad bruta
1,349.6 1,512.2 1,735.2 1,957.3
2,500 2,000 1,500 1,000 500 0
2002 2003 2004 2005
Utilidad neta
622.4 777.9 1,047.1 1,094.5
1,200 1,000 800 600 400 200 0
2002 2003 2004 2005
Reserva territorial
en millones de m²
23.0 25.1 30.8 35.7
40 35 30 25 20 15 10 5 0
2002 2003 2004 2005

Balance general

	2005	2004
Activo circulante	8,281.1	7,584.3
Activos fijos	484.5	527.7
Activo total	9,712.0	8,711.4
Pasivo circulante	1,082.9	938.6
Pasivo largo plazo	1,877.0	1,833.9
Pasivo total	2,959.9	2,772.9
Capital contable	6,752.1	5,938.5

dez

Durante 2005 nuestros ingresos totales fueron por $6,773.4 millones de pesos, lo que representó un crecimiento real anual de 13.5%. El incremento más importante se dio dentro del segmento de vivienda progresiva, con ingresos de $940.2 millones de pesos, lo cual reflejó un incremento del 149.3%. Dentro del segmento interés social, alcanzamos ingresos por $3,869.1 millones de pesos, cifra que, comparada con el año anterior, mostró un incremento del 3.7%. Nuestros ingresos derivados de la venta de la vivienda de tipo medio cerraron en $1,565.0 millones, cifra superior al año pasado en 19.2%, mientras que los correspondientes a la vivienda residencial y la venta de terrenos, ascendieron a $292.2 millones y $106.9 millones, respectivamente.

Nuestra utilidad bruta fue de $1,957.3 millones de pesos, cifra que muestra un incremento del 12.8% con respecto al año anterior y alcanzó un margen del 28.9%. Esto es resultado del constante esfuerzo en busca de la forma más eficiente de construir y controlar costos y gastos.

La utilidad de operación ascendió a $1,443.6 millones de pesos, lo que representó un crecimiento del 13.2%, con un margen del 21.3%.

El EBITDA cerró con $1,525.4 millones de pesos, con un margen del 22.5%, lo cual muestra la consistencia de la compañía en la generación de flujo operativo en niveles adecuados.

La utilidad neta fue de $1,094.5 millones de pesos, lo que muestra un incremento del 4.5%, no comparable con respecto a 2004, debido a que en ese año, se registró el efecto de la disminución de tasas del ISR. Sin considerar dicho efecto, el crecimiento hubiese sido cerca de 20%.

Cerramos 2005 con un margen neto de 16.2% sobre ingresos: el mejor del sector del desarrollo de vivienda en México. Mantuvimos también una sólida posición financiera, con una destacada capacidad de generación de flujo de efectivo, a raíz de una eficaz gestión de cobranza y un manejo eficiente de inventarios y capacidad instalada. Cabe señalar que al finalizar 2005, el activo total creció 11.5%, el capital contable 13.7% y el pasivo total sólo un 6.7%.



Misión del Carmen
(Playa del Carmen, Quintana Roo)
>

Desde nuestra primera colocación en la Bolsa Mexicana de Valores, en septiembre de 1996, cumplimos o rebasamos las expectativas y compromisos establecidos con nuestros inversionistas en 37 trimestres. También cotizamos en bonos ADR nivel 1 en Nueva York y contamos en la actualidad con importantes socios accionistas no sólo en México, sino en Norteamérica y Europa.

Hoy por hoy, la acción de nuestra compañía se ubica como una de las mejores opciones de inversión. Somos una empresa de alta bursatilidad, reconocida por la Bolsa Mexicana de Valores (BMV) y formamos parte del IPC, así como del índice MSCI.

Siempre con total transparencia, nos empeñamos en dar seguridad y confianza a los inversionistas, con inteligencia en las decisiones estratégicas de negocio que tomamos, cada una basada en visión de largo plazo. Tenemos un compromiso con los accionistas para generar valor sotenido. No sólo mantenemos la solidez de nuestra compañía sino que la acrecentamos para que sea el respaldo que garantice y dé confianza. Sin prisas. En plena madurez que intenta perdurar, trascender. Somos un negocio rentable. Nuestra pasión es estar, crecer, permanecer.

Somos Consorcio ARA.









>
Las Américas
(Ecatepec, Estado de México)

Visión de negocio


México 9%
Europa 27%
Estados Unidos 62%
Otros 2%

Distribución geográfica de la tenencia accionaria (float identificable) *

inteligencia

En los últimos años hemos mostrado un comportamiento dinámico, lo que nos ha permitido crecer con la mejor rentabilidad, así como los niveles más adecuados de liquidez y solvencia financiera del sector.

La conjunción adecuada en los componentes del negocio ha logrado nuestro crecimiento sostenido. Somos líderes en calidad e innovación continua en cuanto a productos; el establecimiento de alianzas estratégicas con organismos de clase mundial nos ha generado sinergias y alto valor agregado. Tenemos una amplia reserva territorial; producimos para autoconsumo dos de los insumos indispensables para el desarrollo de vivienda; nos estamos expandiendo y diversificando todo el tiempo, abriendo nuevos negocios y rompiendo fronteras.

Hemos encontrado siempre la fórmula para hacer que nuestro negocio se fortalezca al responder a las necesidades de vivienda del país que se presentan con base en dos factores fundamentales, el crecimiento poblacional y el déficit habitacional.

Nos administra un equipo experto, con amplia experiencia, eficiencia y compromiso, que nos orienta siempre a obtener resultados, incorpora prácticas a nivel internacional y tecnología de punta para hacer eficientes todos los procesos y mejorarlos de manera continua. Un gran capital humano nos respalda.

Esta mezcla de factores hace que seamos una compañía que muestra gran robustez financiera, que tiene una clara visión de negocios y un excelente récord de rentabilidad: en casi nueve años seguidos el precio de nuestra acción ha aumentado 656.5% su valor, 1.71 veces el valor del IPC, además de ser la primera empresa pública, desarrolladora de vivienda en México que implanta, desde mayo de 2005, una política de pago de dividendos.

Por otro lado, durante 2005 el Backlog alcanzó 30,287 unidades, lo que representa un incremento de 20% con relación a 2004. Esto significa que contamos con recursos suficientes para financiar la venta de alrededor de un año de ingresos futuros y demuestra nuestra solvencia financiera.

* Basado en el 59.5% del float identificado (159,903,874 acciones)



Hacienda Real del Caribe
(Cancún, Quintana Roo)

permanencia

Colinas de Chapultepec
(Tijuana, Baja California)



Durante 28 años hemos formado y conformado un sólido equipo de trabajo, bajo la directriz de contar con la persona correcta en el puesto correcto y una estrategia que busca retener el talento, desarrollar competencias y el conocimiento requeridos por nuestro negocio, garantizar el crecimiento profesional e intelectual y fomentar un sano ambiente laboral, así como las mejores condiciones de trabajo de la industria.

El Centro de Formación ARA sostiene un programa continuo de capacitación que asegura ventajas competitivas. Durante 2005 orientó su estrategia a la enseñanza dinámica, vanguardista e interactiva en temas como liderazgo, comunicación, efectividad interpersonal, planeación y seguimiento, pensamiento estratégico y orientación al cambio, entre otros. Además, se impartieron sesiones de inducción que aseguran el alcance de los objetivos y se continuó con la capacitación y certificación de la fuerza de ventas.

En agosto de 2005 fuimos galardonados con el Laurel de Oro a la Calidad México-España, por ser una empresa comprometida, visionaria, que cumple con altos y rigurosos estándares de calidad y tiene el capital humano más capacitado en materia del desarrollo de vivienda.









Real de San Francisco
(Tijuana, Baja California)



Ex Hacienda Santa Rosa
(Monterrey, Nuevo León)

Nuestras estrategias se centran en incrementar la participación en la generación de vivienda económica, media y residencial, en diversos estados de la República. Para lograrlo, hemos ido perfeccionando la institucionalización de nuestra organización con el fin de mantener un crecimiento sostenido y lograr la máxima rentabilidad con una total transparencia. Nos enfocamos a resultados, replicamos el modelo de negocio en toda la compañía, la capacitación y el desarrollo del capital humano, garantizamos que todos los niveles de la organización cuenten con la información adecuada y las herramientas metodológicas y de tecnología necesarias para la oportuna toma de decisiones.

Tecnología

El sistema ARAnet fortalece el control y el seguimiento de la operación, consolida y distribuye información para la toma de decisiones y mejora tiempos de respuesta. Asimismo, Hyperion estandariza, sistematiza y asegura la calidad óptima de nuestros procesos, mejora el rendimiento operacional y financiero, al tiempo que mantiene y aumenta los niveles de productividad de obra.

Por otro lado, la plataforma ERP, llamada en nuestra empresa ControlARA, fortalece la distribución geográfica de las operaciones y orienta hacia el control de costos y procesos en tiempo real, además de que provee información operativa para consulta local, supervisión y toma de decisiones.

Gracias al apoyo que brindaron estas plataformas tecnológicas, en 2005 se incrementó el margen de cada proyecto, la satisfacción de nuestros clientes, la efectividad empresarial, el apoyo a la fuerza de ventas; se fortalecieron las relaciones con proveedores, la toma de decisiones se llevó a cabo en apego a la operación y se eliminaron desviaciones, reduciendo el costo directo de nuestros productos.

También en 2005 fue incorporado un sistema de administración profesional de proyectos que permite planear, organizar, controlar y ejecutar cada proyecto considerando siempre factores como el costo beneficio en cuanto a recursos y tiempos empleados. Este método permite la optimización de los procesos de operación de cada área de trabajo.

t a l e n t o

Las Américas
(Ecatepec, Estado de México)



tegia





Germán Ahumada Russek
Director general
División inmobiliaria

Luis Felipe Ahumada Russek
Director general
División construcción y desarrollo

José Antonio Aguilar Obregón
Vicepresidente comercial

Germán Ahumada Alduncin
Coordinador general

Sacramento Soto Solís
Director de administración y finanzas

Genaro Martínez Rodríguez
Director de construcción

Patricio Gutiérrez Tomassi
Director de construcción y desarrollo

Arturo Hernández Stevens
Director de capital humano

Jaime del Río Castillo
Director de relación con inversionistas

Fernando Calderón Nava
Director técnico

Vicente Naves Ramos
Director de operaciones

Alfonso López Maldonado
Director de concreto, maquinaria
y cimbra (Comaci)

<
Corresponden de
arriba hacia abajo
y de izquierda a derecha












liderazgo

Germán Ahumada Russek
Presidente

Luis Felipe Ahumada Russek
Vicepresidente

Germán Ahumada Russek
Consejero propietario

Luis Felipe Ahumada Russek
Consejero propietario

Germán Ahumada Alduncin
Consejero propietario

Félix Gavito Marco
Consejero propietario

Andrés Massieu Berlanga
Consejero propietario

Godofredo Rojas Rayas
Consejero propietario

Pedro Alonso Angulo
Consejero propietario

Roberto Danel Díaz
Consejero propietario

Luis Ramón Carazo Preciado
Consejero propietario

Marcos Ramírez Miguel
Consejero propietario

Jean Louis Guinchard
Consejero propietario

José Antonio Aguilar Obregón
Consejero suplente

Antonio Franck Cabrera
Consejero suplente

Sacramento Soto Solís
Consejero suplente

Lorenzo Lucas Sánchez
Consejero suplente

Manuel Campos Spoor
Consejero suplente

Miguel Ángel Rojas Reyes
Consejero suplente

Ma. Cristina Hernández Trejo
Consejero suplente

Manuel Gutiérrez García
Consejero suplente

Eugenio Riveroll Picazo
Consejero suplente

Ignacio Farías Campero
Consejero suplente

Francisco Javier Lomelín Anaya
Consejero suplente

Carlos Hernández Magallanes
Comisario propietario

Guillermo Delgado Herroz
Comisario suplente

Ricardo Maldonado Yañez
Secretario

Lorenza K. Langarica O'hea
Prosecretario



transparencia

decisión



El Triunfo
(Veracruz, Veracruz)


fundara
FUNDACIÓN ARA

Salud y medio ambiente

El compromiso con la salud y el medio ambiente también es uno de nuestros objetivos. Mantenemos operaciones bajo los máximos estándares internacionales, contamos con programas de protección ambiental y realizamos investigaciones sobre suelos y agua en todos los terrenos donde operamos, incluso generamos zonas de reforestación, por ejemplo en los fuertes Loreto y Guadalupe, en Puebla, donde durante 2005 reforestamos 20 hectáreas como parte de nuestro compromiso ecológico con el fin de contribuir a la preservación del patrimonio histórico en las entidades donde tenemos presencia.

Fundación ARA

Es nuestra iniciativa de responsabilidad social dedicada al desarrollo de proyectos inmobiliarios para los segmentos desprotegidos del país. Bajo la misión de elevar la calidad de vida y mejorar las comunidades, está dedicada a hacer vivienda para los más necesitados y personas con capacidades diferentes, quienes no tienen acceso a un crédito hipotecario. A través de Fundación ARA regresamos a México lo que nos ha ayudado a construir. Fundación ARA es parte de un grupo de asociaciones civiles de nivel corporativo y comunes seleccionado por el Centro mexicano para la filantropía, donde se promueve, fomenta e impulsa la responsabilidad social empresarial; observa siempre valores de respeto hacia todos los grupos y personas que entran en contacto con ella, muestra integridad y lealtad en toda acción, además de ser transparente en la procuración y dispersión de recursos. Aunque fue constituida en 2004, durante 2005 Fundación ARA pasó a la acción y comenzó sus actividades.

Proyectos 2005

Veracruz

Ubicación	Veracruz
Núm. de viviendas	280
Tipo de vivienda	pie de casa
Dirigido a	familias con ingresos totales de 2.5 salarios mínimos
Aportación de Fundación ARA	seguimiento de obra, donación de predios, selección de familias con estudios de campo y comprobación de veracidad de la información, prototipo de vivienda, coordinación y construcción
Aportación del terreno	municipio de Veracruz
Aportaciones complementarias	Fonhapo
Aportación del beneficiado	8 mil pesos
Elemento de distinción	prototipo diseñado para personas con capacidades diferentes
Avance al 31 de diciembre	80%

Fundación ARA


responsabilidad

El Triunfo
(Veracruz, Veracruz)

Tenemos un total y constante compromiso con la sociedad mexicana. En principio, brindamos un gran beneficio al país a través de la generación de empleo: durante nuestras casi tres décadas de existencia hemos generado más de 700 mil empleos directos e indirectos.

En febrero de 2005 iniciamos los trámites ante el Centro mexicano para la filantropía con el fin de obtener el distintivo Empresa socialmente responsable, no sólo por nuestra labor filantrópica sino porque mantenemos prácticas integrales para el cuidado, respeto y preservación del medio ambiente, contribuimos al mejoramiento de la calidad de vida de los mexicanos, además nos desempeñamos bajo altos estándares de ética, desarrollo personal y gobierno corporativo, donde el respeto, la igualdad de género y el reconocimiento son asunto de todos los días.



Rompemos fronteras para ofrecer a los mexicanos que trabajan en Estados Unidos la oportunidad de construir un patrimonio en México, ya sea para su familia, retiro o inversión, sin importar su situación migratoria. Tenemos atractivos planes de venta, créditos hipotecarios de interés social y tipo medio con condiciones preferenciales, en pesos mexicanos, que pueden operar desde donde laboran.

Para atender a este mercado instalamos durante 2005 oficinas de venta en Nueva York y Chicago. Planeamos expandirnos a California y Texas, sitios donde el número de migrantes mexicanos es cada vez mayor.







Palma Real
(Veracruz, Veracruz)








Residencial 4.
Medio 23.1%
Interés social 57.1%
Terrenos 1.6%
Mezcla
de ingresos

Mezcla de unidades e ingresos 2005

	Unidades	Mezcla	Ingresos $	%
Progresiva	4,504	23.7%	940.2	13.9
Interés social	11,832	62.2%	3,869.1	57.1
Infonavit	4,651	24.4%	1,528.7	22.6
SHF	4,767	25.1%	1,563.2	23.1
Fovissste	2,414	12.7%	777.2	11.5
Tipo medio	2,510	13.2%	1,565.0	23.1
Residencial	169	0.9%	292.2	4.3
Terrenos	_	_	106.9	1.6
Total	19,015	100.0%	6,773.4	100.0

Contamos también con un moderno centro de contacto con clientes, unidad de servicio con tecnología de vanguardia que opera como extensión y apoyo de los puntos de venta y centros de servicio instalados en cada uno de los desarrollos.

Comercialización no sólo coadyuva el éxito de ventas. Participa de forma proactiva en las decisiones estratégicas que fundamentan el desarrollo futuro y la concepción de nuestras casas.





Las Américas
(Ecatepec, Estado de México)



En el área de comercialización y ventas, las necesidades identificadas en el mercado se concretan para innovar y ofrecer el mejor producto de forma adecuada. Sus actividades constituyen uno de los sólidos pilares donde descansa nuestra salud financiera.

Comercialización no sólo hace posible que las personas tomen la decisión de fincar su patrimonio en las Casas ARA: cumple un ciclo que comienza con la identificación de necesidades del mercado, la generación de nuevas propuestas, el manejo de imagen y mercadotecnia enfocadas al posicionamiento de nuestra marca y productos, continúa con la publicidad y promoción en los puntos de venta dentro de los desarrollos y lugares estratégicos, coloca las casas, brinda atención de posventa e inicia el ciclo otra vez cuando uno de nuestros clientes nos refiere a un nuevo prospecto.

Diferenciamos las estrategias de mercado por tipo de producto y ciudad. Las actividades de promoción y publicidad incluyen la distribución de materiales punto de venta, campañas en televisión, radio y periódicos, la colocación de puestos de venta portátiles en centros comerciales, ferias y convenciones, así como señalamientos y anuncios espectaculares en las vialidades cercanas a los conjuntos. Asimismo, tenemos casas muestra amuebladas y casetas de venta en los desarrollos y en oficinas movibles, equipadas con maquetas a escala.

La marca Casas ARA cuenta con un posicionamiento exitoso: 83% del mercado nos califica como bueno o excelente con relación a la calidad y al espacio, tenemos el indicador más alto de la industria en este rubro, mientras que el diseño arquitectónico ha sido calificado de atractivo, como un sinónimo de mejora en el estilo de vida.

Un grupo de asesores capacitados y calificados conforma nuestra fuerza de ventas. Se trata de profesionales, exclusivos e independientes, quienes comercializan las casas de forma individual y en volumen, para grupos de trabajadores o sindicatos, con diversos tipos de financiamiento hipotecario, de la Sociedad Hipotecaria Federal, el Infonavit y el Fovissste, las Sofoles o los bancos.


Real del Valle
(Acolman, Estado de México)

Hemos contribuido de forma decidida a los logros del Plan Nacional de Vivienda 2000-2006.



sin fronteras





San Buenaventura
(Estado de México)

Unidades vendidas

Año	2002	2003	2004	2005
Unidades	15,815	16,020	17,104	19,015

Para tener fortaleza hace falta un buen producto. Las Casas ARA lo son. Conjuntan calidad en cuanto a construcción, equipamiento urbano e infraestructura, además se ubican dentro de esquemas inmobiliarios novedosos cuyo concepto ha nacido en nuestra área de comercialización, como los grandes proyectos de vivienda de interés social, los campos de golf para segmentos medios, o bien, la combinación de vivienda horizontal y vertical en un mismo desarrollo para niveles medio y residencial.

Ante la cerrada competencia del sector, así como por la diversidad de elementos que configuran las nuevas necesidades del mercado, definimos una estrategia integral de comercialización para estar siempre a la vanguardia en productos inmobiliarios, brindar esquemas de crédito creativos y adecuados, con condiciones preferenciales, además de otorgar a nuestros clientes atención basada en el servicio de primera calidad y satisfacción plena.

Porque para nosotros comercializar nuestras casas significa mucho más que venderlas.

Hacienda del Valle
(Toluca, Estado de México)



guardia



Centro Las Américas
(Ecatepec, Estado de México)

Centro Las Américas en cifras	
Área neta arrendable (GLA)	119,019 m²
Total de locales comerciales	140
Tipo de comercio	Fashion Mall y Power Center
Tiempo de construcción	427 días
Cajones de estacionamiento	4,274
Inversión	825 millones de pesos
Empleos permanentes	3,500
Empleos indirectos	4,500
Población beneficiada en la zona de Ecatepec	2.5 millones de personas
Ubicación	Av. Central, esquina Av. Primero de Mayo, Ecatepec, Estado de México
Fecha de inauguración	8 de noviembre de 2005



Hoy, PDCC ofrece en los conjuntos habitacionales de Consorcio ARA, centros comerciales con Fashion Malls y Power Centers, en los que participan las más importantes firmas nacionales e internacionales. Esto sucede porque, gracias al cuidadoso estudio de su ubicación y al diseño de espacios, propiciamos una mayor rentabilidad en la inversión y ofrecemos un valor agregado al negocio de las empresas.



El primer Centro Comercial que construimos con estas características fue Centro San Miguel, que se desarrolló en un terreno de 64 mil 600 m2 y cuenta con 26 mil 602 m2 de área neta arrendable, albergando 52 tiendas con variados productos y servicios. Está ubicado cerca de cuatro de nuestros conjuntos habitacionales: Cofradía San Miguel, Jardines de San Miguel, Rinconada San Miguel y Ex-Hacienda San Miguel, en Cuautitlán Izcalli, Estado de México. Las cuatro unidades suman 13 mil 379 casas y sus habitantes pueden disponer fácilmente de los servicios, comercios y actividades recreativas que el Centro San Miguel les brinda.



En noviembre de 2005 inauguramos Centro Las Américas, el cuarto centro comercial más grande del área metropolitana y uno de los más importantes del país. El Centro está dividido en un Fashion Mall y un Power Center y tiene 119,019 m2 de área neta arrendable, 140 locales de la más alta calidad con las más prestigiadas tiendas departamentales, un importante complejo cinematográfico, área de restaurantes, zona de comida rápida, espacios de diversión y entretenimiento, bancos, un hotel de cinco estrellas y 4 mil 274 lugares de estacionamiento para servir a más de 2.5 millones de habitantes de Ecatepec, Estado de México, uno de los municipios con mayor desarrollo y crecimiento en el país.



Centro Las Américas fue construido en la zona oriente del área metropolitana de la Ciudad de México, tiene una inversión de más de 825 millones de pesos, y está ubicado dentro de nuestro desarrollo habitacional Las Américas. Este conjunto cuenta con más de 13 mil viviendas, construidas con una excelente infraestructura y tecnología de punta.

Centro Las Américas es un hito en Consorcio ARA y en la historia del desarrollo de la vivienda en México; fue un reto que nos dio la oportunidad de abrir más y mejores opciones para nuestro futuro desempeño en el negocio inmobiliario. Ahora, con más experiencia y seguridad, continuamos creciendo, buscando nuevos horizontes, con proyectos similares en Tijuana, Puebla y el Estado de México. Los resultados logrados en Centro Las Américas nos permiten decir que Consorcio ARA y PDCC significan, hoy más que nunca, tecnología, innovación y éxito. Por eso seguiremos marcando el nuevo rumbo en el desarrollo y la operación de centros comerciales en México.

é x i t o





En Consorcio ARA estamos en permanente proceso de innovación y crecimiento. Nos hemos distinguido por desarrollar conjuntos habitacionales de alta calidad, por ello creamos un novedoso esquema comercial con servicios como parte integral de los mismos. Esta tarea la desempeña, exitosamente, Promotora y Desarrolladora de Centros Comerciales (PDCC).

Promotora y Desarrolladora de Centros Comerciales (PDCC) desde hace más de tres años mantiene con O 'Connor Capital Partners un convenio de co-inversión 50-50% (Fondo O'Connor North America) para el desarrollo de centros comerciales. En este corto tiempo nos hemos convertido en una de las pocas empresas de vivienda que está desarrollando conjuntos habitacionales que brindan múltiples servicios a la comunidad, dentro de los que destacan además de las escuelas, parques e infraestructura, los centros comerciales. Es en éstos donde firmas de reconocido prestigio ofrecen gran variedad de productos y servicios, además de espacios recreativos con salas cinematográficas, restaurantes, cafeterías y juegos infantiles.

PDCC, con espíritu creativo y visión empresarial, proporciona dentro de nuestros desarrollos de vivienda servicios comerciales que facilitan la vida cotidiana de sus habitantes y que regulan, al mismo tiempo, la creciente demanda de satisfactores básicos (misceláneas, papelerías, tintorerías, panaderías, etcétera). Por eso, hacia 2000 comenzó a destinar espacios comerciales, en las unidades habitacionales, para satisfacer estas necesidades, lo que en aquél momento fue un parteaguas en la historia de la compañía y de la industria.

Posteriormente, continuó incursionando en el desarrollo comercial diseñando zonas de servicio más amplias y completas. Con el objetivo de construir comunidades integrales que cuenten con todos los servicios, y programarlas para que, al correr del tiempo, propicien el crecimiento ordenado de los conjuntos y de sus zonas de influencia. Por eso se destinan espacios específicos a la recreación y el comercio con el propósito de brindar, reguladamente, los múltiples servicios que ofrecemos. La integración de estas opciones ha dado a nuestros conjuntos un importante valor agregado que se traduce en plusvalía de corto plazo para nuestros clientes y en crecimiento en ventas para la empresa.

innovación







Quinta Coyuca (Cuernavaca, Morelos)

En Cuernavaca desarrollamos durante 2005 Quinta Coyuca, conjunto urbano con más de 22 mil m² de áreas verdes y andadores que se funden con la vegetación de la zona. Consta de villas y departamentos de lujo en una ubicación privilegiada, con albercas, canchas de tenis, paddle y excelentes opciones de financiamiento.

Residencial turística

Precio	150,000 dólares en adelante
Características	Villas y departamentos de lujo con acabados de primera clase y excelentes ubicaciones, extensas áreas comunes, albercas, canchas deportivas y jardines.
Tipos de crédito	Sofoles con recursos propios, bancarios hipotecarios y créditos ARA a 12 meses

Esquemas inmobiliarios con campos de golf



Siempre innovando, somos pioneros dentro del segmento de vivienda residencial. Estamos en pleno desarrollo de un esquema inmobiliario que nos permite incursionar en un nuevo mercado, al construir un proyecto innovador que consiste en un campo de golf de 7 mil yardas, equipado con casa club y canchas de tenis, a un precio inexistente en México. Pronto replicaremos esta iniciativa en otras zonas del país.

Paraiso Country Club

Ubicado en Cuernavaca, Morelos, a una hora de la ciudad de México, este desarrollo está siendo construido en una superficie de 158 hectáreas, con 800 casas en condominio, 843 lotes residenciales, una importante infraestructura urbana compuesta por calles, plantas de tratamiento de agua, sub-estación eléctrica y un distribuidor vial sobre la Autopista del Sol hacia la entrada principal.



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Lomas del Ángel
(Puebla, Puebla)



Residencial

Precio mínimo/máximo	$1'000,000 / $2'500,000
Características	3 recámaras y sala de televisión, seguridad, privacidad y áreas sociales, casa club en la mayoría de los casos
Tipos de crédito	Sofoles con recursos propios, bancarios hipotecarios y créditos ARA a 12 meses


diversificación

calidad

Vivienda

Atendemos a distintos segmentos del mercado y les ofrecemos diversos tipos de vivienda. A continuación presentamos una breve descripción de nuestros principales productos en 2005.

Vivienda progresiva

Precio promedio	$166,500 / $210,000
Características	1 a 2 niveles, 1 recámara con alternativa de crecimiento
Tipos de crédito	Infonavit-créditos vivienda económica y tradicional bajos ingresos, Sociedad Hipotecaria Federal-Prosavi, institutos estatales de vivienda

Interés social

Precio mínimo/máximo	$211,000 / $390,000
Características	2 ó 3 recámaras, en uno y dos niveles con alternativa de crecimiento
Tipos de crédito	Infonavit créditos tradicionales y en cofinanciamiento, Sociedad Hipotecaria Federal-Programa Profivi para avalúos de 55,000 a 104,500 UDIS, Fovissste

Tipo medio

Precio mínimo/máximo	$391,000 / $999,000
Características	2 ó 3 recámaras, en uno y dos niveles y alternativa de crecimiento
Tipos de crédito	Sociedad Hipotecaria Federal-Programa Profivi para avalúos de 104,500 a 500,000 UDIS, Sofoles con recursos propios y bancarios hipotecarios

Colinas de San José
En Tlalnepantla, Estado de México, durante 2005 comenzamos la construcción de un centro urbano cuyo proyecto contempla 60 edificios, con un promedio de ocho pisos cada uno, además de viviendas horizontales, áreas verdes y zonas comerciales.





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Las Manzanas
(Tlalnepantla, Estado de México)





San Buenaventura
(Ixtapaluca, Estado de México)

Insumos, infraestructura y equipamiento
2005

Edificación	1,005,841 m²
Agua potable	119,179 m³
Drenaje	244,631 m
Acero utilizado	16,365 ton
Malla	3,341,960 m²
Ventanas colocadas	119,448
Urbanizados	737 m²
Banquetas	187,000 m²
Guarniciones	186,000 m

Equipamiento e infraestructura

Construimos un estilo de vida, entornos con todos los servicios y facilidades para brindar a nuestros clientes plusvalía en lugares donde vivir es un orgullo, donde las familias pueden crecer de manera digna. Construimos infraestructura urbana de primera calidad: líneas de conducción de energía eléctrica, pozos y redes subterráneas de agua potable, tanques elevados, puentes, cárcamos de bombeo de aguas residuales, vialidades de acceso, áreas verdes, jardines vecinales e instalaciones para educación, salud y esparcimiento, como áreas deportivas, centros comerciales, mercados, escuelas, hospitales y unidades médicas.





Somos innovadores en el diseño de infraestructura, como tanques reguladores de lluvia con pozos de infiltración, plantas de tratamiento de aguas residuales, lagunas de regularización que disminuyen riesgos de inundación, y pioneros en la instalación de tuberías plásticas para las redes de aguas negras, consiguiendo un ahorro significativo en costos y mano de obra, así como en tiempos de instalación.

Con la construcción de equipamiento urbano de calidad en nuestros proyectos, continuamos agregando valor al negocio, pues al construir un entorno completo y agradable, crece el valor de las viviendas, al tiempo que se crean comunidades integrales que elevan la calidad de vida de quienes las habitan, donde se cuenta con un ambiente propicio para la convivencia y el desarrollo familiar.

Queremos seguir haciendo realidad el sueño de las miles de familias mexicanas que deciden consolidar su patrimonio con nosotros, en una Casa ARA.



Concreto y cimbra	
Concreto producción acumulada desde 1996	4 millones de m^3
Concreto producción 2005	581,811 m^3
Cimbra Inventario 2005	122,000 m^2

Gracias a nuestra solvencia financiera y visión del negocio integrado, somos propietarios de 659 unidades de herramientas, maquinaria y equipo especializado. Producimos los principales insumos, fabricamos el 98% del concreto y el 100% de la cimbra que consumimos en la construcción de vivienda y equipamiento; hoy somos el quinto productor de concreto a nivel nacional y el primer productor de concreto y cimbra entre las empresas dedicadas al desarrollo de vivienda.

Ser propietarios de maquinaria y herramientas, así como elaborar los insumos, nos permite un menor costo de producción, mayor rendimiento, alto control de calidad, gran eficiencia, una capacidad que responde tanto a los requerimientos del mercado como a nuestro programa de ventas.

Durante 2005 utilizamos una técnica propia para el colado simultáneo de paredes y techo llamada "muro-losa". Estimamos que para 2006, el 100% de nuestros desarrollos en construcción incorpore esta nueva tecnología que garantiza mayor calidad y durabilidad de nuestras casas.

Por otro lado, invertimos de forma sostenida en el desarrollo de sistemas, diseño y estandarización de prototipos, como parte de una estrategia global de mejora, por lo que en 2005 los prototipos utilizables se redujeron de 100 a 25 bajo la premisa **construcción y tecnología para mejorar la calidad y reducir costos**. Además contamos con un área de investigación y desarrollo.

Tipo de vivienda	Estándar de edificación en días a diciembre de 2005
Progresiva e interés social	30 - 35
Media	40 - 45
Residencial	40 - 45
Residencial plus / turístico	150 - 180



Concreto, maquinaria y cimbra

En cada terreno que tomamos de nuestra reserva y donde comenzamos un desarrollo, también tomamos un nuevo ciclo de producción, diferente al anterior debido a las condiciones físicas particulares, pero basado en los mismos procesos que conforman las etapas de nuestra cadena productiva.

Estamos comprometidos con la mejora continua de procesos y sistemas. Llevamos a cabo nuestras construcciones bajo el modelo *Para ser mejor* que establece indicadores para evaluar el avance diario de obra, el uso correcto y aplicación de la materia prima e insumos, el control de costos y el contar sólo con personal certificado en los mejores tiempos de producción.





acción

Concreto, maquinaria y cimbra (Comaci)
(Ecatepec, Estado de México)







5
12
15
17
6
10
11
3
4
13
1
16
7
8
9
18
2
14

expansión 2006

Tipo de vivienda	Unidades al 31 de diciembre de 2005	%
Progresiva	33,463	22.8
Interés social	91,274	62.1
Tipo medio	13,948	9.5
Residencial	8,258	5.6
Total	146,943	100.0





		Unidades	%
1	Valle de México	44,573	30.3
2	Quintana Roo	23,481	16.0
3	Jalisco	14,041	9.6
4	Toluca, Estado de México	16,751	11.4
5	Baja California	10,786	7.3
6	Nuevo León	9,013	6.1
7	Morelos	5,407	3.7
8	Puebla	4,184	2.8
9	Veracruz	4,501	3.0
10	Guanajuato	3,152	2.2
11	Querétaro	2,842	1.9
12	Sonora	2,822	1.9
13	Michoacán	1,835	1.3
14	Guerrero	1,676	1.1
15	Chihuahua	1,380	1.0
16	Distrito Federal	411	0.3
17	Sinaloa	48	0.0
18	Tabasco	40	0.0
	Total	146,943	100.0











Centro Las Américas
(Ecatepec, Estado de México)


Reserva territorial
en millones de m²
23.0
25.1
30.8
35.7
40
35
30
25
20
15
10
5
0
2002
2003
2004
2005

Somos el comprador de tierra más eficiente y exigente del mercado. Nuestra capacidad económica nos brinda amplias posibilidades para adquirir grandes extensiones en lugares cuidadosamente seleccionados, en la ubicación adecuada, con base en criterios que agregan valor a la cadena productiva de la compañía y plusvalía a las familias.

Adquirimos terrenos donde se registra actividad económica sostenida y se contribuye al desarrollo nacional, ahí donde las variables sociodemográficas de la población configuran un mercado que satisfacer. Sólo adquirimos tierra con un potencial para construir centros urbanos integrales y elevar la calidad de vida de nuestros clientes.

Localizamos y compramos terrenos de forma permanente. Somos propietarios del insumo indispensable de la industria de la vivienda y la primera compañía del sector en alcanzar 35.7 millones de metros cuadrados disponibles para construir 146,943 viviendas a plan maestro durante cinco años y medio. Esta reserva se encuentra en las 22 ciudades de la República Mexicana que más contribuyen al desarrollo del Producto Interno Bruto (PIB) nacional; tenemos terrenos en 17 estados y durante 2005 tuvimos desarrollos en proceso en 14.



expansión

Nuestra reserva territorial en 2005	
[illegible]	[illegible]
[illegible]	[illegible]
[illegible]	[illegible]



Rancho Las Palomas
(Metepec, Estado de México)

Nuestra alta capacidad de respuesta, adaptabilidad y versatilidad ante eventos de diverso tipo y origen fue puesta a prueba en 2005 en dos sentidos. El primero, la variación en el precio del acero a nivel mundial, que sin embargo, no significó ningún tipo de riesgo, pues sostenemos con nuestros proveedores un acuerdo de mediano y largo plazos que nos protege de sucesos futuros.

El segundo ocurrió en diciembre, cuando el desastre natural que trajo el huracán Wilma detuvo actividades en Cancún y la Riviera Maya. No obstante, tuvimos la capacidad para responder ante las adversidades, acomodar nuestra estrategia, reactivar e incluso acelerar trabajos, lo que significó una nula afectación en los resultados financieros correspondientes al último trimestre y al año 2005.

Con este mismo ímpetu nos estamos preparando para los cambios políticos que ocurrirán durante 2006 como consecuencia del proceso electoral de julio, los cuales estamos seguros tendrán mínimo o nulo impacto en la compañía y su acción, sea cual sea el resultado.

Somos una empresa que ofrece confianza y mejora su rentabilidad y eficiencia de forma sostenida, que brinda seguridad y transparencia a nuestros clientes, quienes compran una casa y construyen su patrimonio, o bien, quienes invierten en nuestras acciones. Los primeros nos han dado la oportunidad de ofrecerles las casas mejor construidas; los segundos, de generar rendimientos sostenidos ahora y en lo futuro.

Somos una empresa socialmente responsable y como parte de nuestro desempeño, con el fin de corresponder a la sociedad mexicana por lo que nos ha brindado, la Fundación ARA comenzó sus actividades en 2005.

En nombre de la compañía, extendemos un reconocimiento al gobierno federal, a la Comisión Nacional de Fomento a la Vivienda (Conafovi), a la Sociedad Hipotecaria Federal (SHF), al Fondo para la Vivienda de los Trabajadores al Servicio del Estado (Fovissste) y al Instituto del Fondo Nacional de la Vivienda para los Trabajadores (Infonavit), las Sofoles y los bancos, quienes han hecho posible la reactivación continua del sector, su dinamismo y nuestros logros.

En representación del capital humano, la mayor fortaleza de la compañía, damos las gracias a nuestros inversionistas por depositar su confianza en nuestra capacidad de acción, respuesta, fortaleza y experiencia, en lo que hacemos, en lo que somos.

Atentamente,

Ing. Germán Ahumada Russek
Presidente del Consejo

Ing. Luis Felipe Ahumada Russek
Vicepresidente del Consejo

Durante 2005 trabajamos con decisión y entusiasmo. Nuestro eje ha sido siempre el desarrollo de vivienda bajo esquemas integrales e innovadores, que le agregan valor a los productos que ofrecemos y elevan la calidad de vida de las familias, como centros comerciales, campos de golf, infraestructura de alta calidad, todos elementos característicos de lo que denominamos centros urbanos o proyectos de ciudad.

Para cumplir este cometido, consolidamos la plataforma tecnológica que nos permite homologar funciones e integrarnos estratégicamente, así como planear y operar con herramientas y prácticas de clase mundial; contamos con la persona correcta en el puesto correcto para asegurar eficiencia y productividad; mejoramos la calidad de los conjuntos y diseños; expandimos las posibilidades de comercializar nuestros productos rompiendo fronteras. Hoy construimos conjuntos urbanos sin precedentes en el sector de la vivienda en México. Además, durante 2005 desarrollamos el cuarto centro comercial más grande del país, Centro Las Américas, que da servicio a casi dos millones de habitantes.

El sector del que formamos parte es muy sensible ante los cambios económicos y sociodemográficos. En 2005 cálculos conservadores indicaron una necesidad creciente de vivienda estimada en 4.3 millones, aunada a una gran cantidad de hipotecas disponibles, provenientes de diversas fuentes y a tasas de interés que van del cuatro al 10%. La redefinición de productos de crédito por parte del Infonavit, la participación mayor de la banca comercial y las Sofoles en el financiamiento a la vivienda, así como un entorno macroeconómico sostenido, estabilidad en los mercados financieros y aumento de actores, crean una competencia cerrada y un sector competitivo, pero con una gran solidez.

Estos factores demandan de las empresas constructoras de vivienda innovación, adaptabilidad y flexibilidad. Consorcio ARA no sólo tomó este reto, sino que realizó adecuaciones en su operación para responder a él, como reestructurar su área de ventas para poder atender a los clientes potenciales en cada uno de los créditos hipotecarios disponibles en el mercado.

Continuamos con la estrategia que nos ha hecho sólidos y nos ha permitido una óptima administración del riesgo de concentración basada en la diversificación en cuanto a las zonas geográficas donde adquirimos terrenos y fincamos nuestros productos con insumos generados para autoconsumo, como el concreto y la cimbra que producimos con base en tecnología de punta y responsabilidad ambiental.



Ing. Luis Felipe Ahumada Russek

Ing. Germán Ahumada Russek


adaptabilidad

aleza

2 0 0 5

ARA

Construimos el futuro en casa



Real de San Francisco
(Tijuana, Baja California)

Nuestras finanzas en 2005

	2005	%	2004	%	Δ %
Unidades vendidas	19,015.0	-	17,104.0	-	11.2
Ingresos totales	6,773.4	100.0	5,970.2	100.0	13.5
Utilidad operativa	1,443.6	21.3	1,275.7	21.4	13.2
Utilidad neta consolidada	1,094.5	16.2	1,047.1	17.5	4.5 *
Activos totales	9,712.0	100.0	8,711.4	100.0	11.5
Pasivos totales	2,959.9	100.0	2,772.9	100.0	6.7
Capital contable	6,752.1	100.0	5,938.5	100.0	13.7
Inversión en reserva territorial	3,512.4	100.0	3,222.3	100.0	9.0
Reserva territorial (en millones de m^2)	35.7	100.0	30.8	100.0	15.9
EBITDA	1,525.4	22.5	1,353.5	22.7	12.7

* No comparable, por el efecto de disminución de tasas de impuesto sobre la renta en 2004.

Construye hoy

ión

Desarrollar hogares y comunidades para los estilos de vida de los mexicanos donde sea un orgullo vivir

Ser la desarrolladora inmobiliaria más confiable, rentable e innovadora de Latinoamérica

vis

Camino al 2010

Portada: Lomas de la Maestranza (Morelia, Michoacán)

presencia

expansión 2006

contactos

Jaime del Río
Director de relación con inversionistas
jdelrio@ara.com.mx

Aarón Hernández
Gerente de relación con inversionistas
aaron@ara.com.mx


COTIZA EN
BOLSA MEXICANA DE VALORES
ARA


ESR
EMPRESA
SOCIALMENTE
RESPONSABLE

Oficinas corporativas
Bosques de Ciruelos 160
Col. Bosques de Las Lomas
México, D.F. 11700
(52.55) 5246.3100

www.consorcioara.com.mx

Concepto y diseño editorial: Labris comunicación y diseño


OS
Consorcio ARA

Somos la empresa más rentable del sector, líder de la industria del desarrollo de vivienda en México.

En 29 años hemos edificado más de 150 mil viviendas, oficinas, centros comerciales, infraestructura y equipamiento urbano.

Hemos generado 700 mil empleos directos e indirectos.

Alrededor de 750 mil mexicanos viven hoy en una Casa ARA.

Estamos diversificados de forma integral: ofrecemos en múltiples zonas del país diferentes tipos de vivienda, progresiva, horizontal, vertical, lotes con servicios, de interés social, medio, residencial y residencial turístico, adquiribles con una amplia gama de fuentes hipotecarias.

Contamos con la reserva territorial más extensa y mejor ubicada del sector; tenemos presencia en 17 estados.

Somos el quinto productor de concreto del país y el primero del sector; todo lo usamos para autoconsumo. También fabricamos nuestra propia cimbra.

En nuestros procesos constructivos aprovechamos las economías de escala.

Construimos un estilo de vida dentro de un diseño urbano y arquitectónico que respeta el medio ambiente y cuenta con los mejores servicios, centros comerciales y campos deportivos, vialidades, escuelas, hospitales, áreas verdes, redes de agua potable, energía eléctrica y gas subterráneos.

Desarrollamos Las Américas, centro urbano único en su tipo, con 13 mil casas y el cuarto centro comercial más grande del país.

San Buenaventura, nuestro conjunto de mayor tamaño, cuenta con 22 mil casas.

Somos los primeros en ofrecer un campo de golf dentro de un desarrollo habitacional de tipo medio-residencial en México.

Nuestras estrategias de comercialización rompen fronteras al ofrecer Casas ARA a trabajadores mexicanos en Estados Unidos.

Cotizamos en la Bolsa Mexicana de Valores desde 1996.

Contamos con un óptimo perfil de riesgo rendimiento basado en una estrategia de diversificación, así como en una comprobada trayectoria de flexibilidad y adaptabilidad ante contingencias.

Nuestros inversionistas encuentran el respaldo de una compañía rentable, sólida, con amplia experiencia y fortaleza financiera, inteligente e innovadora, que les brinda rendimientos sostenidos.

Somos una empresa socialmente y ambientalmente responsable. A través de Fundación ARA regresamos a México parte de lo que nos ha ayudado a construir.

CONSORCIO ARA

Reporte Anual

2005



experiencia

fortaleza